Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

DATED AS OF OCTOBER 31, 2004

BY AND AMONG

VALERO L.P.,

RIVERWALK LOGISTICS, L.P.,

VALERO GP LLC,

VLI SUB B LLC,

KANEB PIPE LINE PARTNERS L.P.

AND

KANEB PIPE LINE COMPANY LLC

TABLE OF CONTENTS

ARTICLE I	CERTAIN DEFINITIONS

ARTICLE II	THE MERGER

2.1	The Merger
2.2	Effective Time of the Merger
2.3	Effects of the Merger
2.4	Closing
2.5	Partnership Agreement
2.6	Alternative Transaction Structures

ARTICLE III	CONVERSION OF SECURITIES

3.1	Effect of the Merger on Equity Securities
3.2	Exchange Fund
3.3	Exchange Procedures
3.4	Distributions with Respect to Unexchanged KPP Units
3.5	No Further Ownership Rights in KPP Units
3.6	No Fractional VLI Common Units
3.7	Termination of Exchange Fund
3.8	No Liability
3.9	Investment of the Exchange Fund
3.10	Lost Certificates
3.11	Withholding Rights
3.12	Further Assurances
3.13	Unit Transfer Books

ARTICLE IV	REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of KPP and KPP GP
4.2	Representations and Warranties of VLI

ARTICLE V	COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Covenants of Kaneb Entities
5.2	Covenants of VLI
5.3	Governmental Filings
5.4	Control of Other Party’s Business

ARTICLE VI	ADDITIONAL AGREEMENTS

6.1	Preparation of Proxy Statement; Shareholders and Unitholders Meetings
6.2	Governance Matters
6.3	Access to Information
6.4	Reasonable Best Efforts
6.5	Acquisition Proposals
6.6	Fees and Expenses
6.7	Directors’ and Officers’ Indemnification and Insurance
6.8	Employee Benefits
6.9	Public Announcements
6.10	Listing of VLI Common Units

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6.11	Coordination of Distributions
6.12	Affiliates
6.13	Section 16 Matters
6.14	Accountants’ Letter
6.15	Post-Closing Distribution Policy
6.16	Other Agreements

ARTICLE VII	CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger
7.2	Additional Conditions to Obligations of VLI
7.3	Additional Conditions to Obligations of the Kaneb Entities

ARTICLE VIII	TERMINATION AND AMENDMENT

8.1	Termination
8.2	Effect of Termination
8.3	Amendment
8.4	Extension; Waiver

ARTICLE IX	GENERAL PROVISIONS

9.1	Non-Survival of Representations, Warranties and Agreements
9.2	Notices
9.3	Interpretation
9.4	Counterparts
9.5	Entire Agreement; No Third Party Beneficiaries
9.6	Governing Law
9.7	Severability
9.8	Assignment
9.9	Submission to Jurisdiction; Waivers
9.10	Waiver of Jury Trial
9.11	Enforcement

EXHIBIT A – Form of Affiliate Agreement

EXHIBIT B – Form of Support Agreement

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AGREEMENT AND PLAN OF MERGER, dated as of October 31, 2004 (this “Agreement”), by and among Valero L.P., a Delaware limited partnership (“VLI”), Riverwalk Logistics, L.P., a Delaware limited partnership and the general partner of VLI (“VLI GP”), Valero GP, LLC, a Delaware limited liability company and the general partner of VLI GP (“Parent GP”), VLI Sub B LLC, a Delaware limited liability company and a wholly-owned subsidiary of VLI (“VLI Sub B”, and collectively with VLI, VLI GP, and Parent GP, the “VLI Entities” and each a “VLI Entity”), Kaneb Pipe Line Partners, L.P., a Delaware limited partnership (“KPP”), and Kaneb Pipe Line Company LLC, a Delaware limited liability company that is the general partner of KPP (“KPP GP”, and collectively with KPP the “Kaneb Entities” and each a “Kaneb Entity”).

W I T N E S S E T H:

WHEREAS, the VLI Entities and the Kaneb Entities desire that VLI and KPP combine their businesses on the terms and conditions set forth in this Agreement; and

WHEREAS, simultaneously with, and as a condition to, the execution hereof, VLI, VLI GP, Parent GP, VLI Sub A LLC, a Delaware limited liability company and wholly-owned subsidiary of VLI (“VLI Sub A”) and Kaneb Services LLC, a Delaware limited liability company and parent of KPP GP (“KSL”) are entering into an Agreement and Plan of Merger (the “KSL Merger Agreement”) pursuant to which VLI Sub A will merge with and into KSL (“the “KSL Merger”).

WHEREAS, simultaneously with, and as a condition to, the execution hereof, Messrs. Barnes and Doherty are executing a support agreement substantially in the form of Exhibit B hereto (the “Support Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

As used in this Agreement, the following terms shall have the respective meanings set forth below:

“Acquisition Proposal” shall have the meaning set forth in Section 6.5(a)(i).

“Additional Limited Partner” shall have the meaning given such term in the VLI Partnership Agreement.

“Affiliate” shall have the meaning given such term in Rule 12b-2 under the Exchange Act.

“Affiliate Agreement” shall have the meaning set forth in Section 6.12.

“Agreement” shall have the meaning set forth in the preamble.

“Assets” means all of the assets (including the Kaneb Real Property or the VLI Real Property, as the case may be, and tangible and intangible assets) used or necessary for the conduct of KPP’s or VLI’s, as the case may be, and their respective Subsidiaries’ businesses as they are presently conducted.

“Average Closing Price” means as of any date, the mean average of the mean average of the daily high and low sale price of a VLI Common Unit as reported on the NYSE Composite Transactions Reporting System for the ten consecutive NYSE full trading days (in which such common units are traded on the NYSE) ending at the close of trading on the NYSE full trading day immediately preceding such date.

“beneficial ownership” or “beneficially own” shall have the meaning ascribed to such terms under Section 13(d) of the Exchange Act and the rules and regulations thereunder.

“Benefit Plan” means, with respect to any entity, any employee compensation, benefit plan, program, policy, practice, agreement, contract or other arrangement providing benefits to any current or former employee, officer or director of such entity or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by such entity or any of its Subsidiaries or to which such entity or any of its Subsidiaries contributes or is obligated to contribute or with respect to which such entity or any of its Subsidiaries may have any liability, contingent or otherwise, whether or not written, including without limitation, any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program, policy or agreement and any related trusts or other funding vehicles.

“Business Day” means any day on which banks are not required or authorized to close in the City of New York.

“Certificate of Merger” shall have the meaning set forth in Section 2.2.

“Change in the Kaneb Recommendation” shall have the meaning set forth in Section 6.1(b).

“Change in the VLI Recommendation” shall have the meaning set forth in Section 6.1(c).

“Closing” shall have the meaning set forth in Section 2.4.

“Closing Date” shall have the meaning set forth in Section 2.4.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Condition Date” shall have the meaning set forth in Section 2.4

“Confidentiality Agreement” shall have the meaning set forth in Section 6.3.

“DOJ” means the Antitrust Division of the U.S. Department of Justice.

“DRULPA” shall have the meaning set forth in Section 2.2.

“Effective Times” shall have the meaning set forth in Section 2.2.

“Encumbrances” shall have the meaning set forth in Section 4.1(b)(i).

“Environmental Laws” shall have the meaning set forth in Section 4.1(l)(ii)(1).

“Environmental Permits” shall have the meaning set forth in Section 4.1(l)(i)(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 3.2.

“Exchange Fund” shall have the meaning set forth in Section 3.2.

“Exchange Ratio” shall have the meaning set forth in Section 3.1(a)(ii).

“Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus and the Form S-4 and the solicitation of stockholder, member and/or limited partner approvals and all other matters related to the transactions contemplated hereby and thereby.

“Form S-4” shall have the meaning set forth in Section 4.1(d)(iii).

“FTC” means the U.S. Federal Trade Commission.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” shall have the meaning set forth in Section 4.1(d)(vii).

“Hazardous Substances” shall have the meaning set forth in Section 4.1(l)(ii)(2).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Party” shall have the meaning set forth in Section 6.7(b).

“Indemnified Parties” shall have the meaning set forth in Section 6.7(b).

“Intellectual Property” means all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or materials.

“Joint Proxy Statement/Prospectus” shall have the meaning set forth in Section 4.1(d)(iii).

“Kaneb Benefit Plan” means each Benefit Plan sponsored, maintained or contributed to by KPP or any of its Subsidiaries, or to which KPP or any of its Subsidiaries is required to contribute, or with respect to which KPP or any of its Subsidiaries may have any liability, contingent or otherwise.

“Kaneb Board Designees” shall have the meaning set forth in Section 6.2.

“Kaneb Contract” shall have the meaning set forth in Section 4.1(j)(i).

“Kaneb Disclosure Schedule” shall have the meaning set forth in Section 4.1.

“Kaneb Employees” shall have the meaning set forth in Section 6.8(a).

“Kaneb Entities” or “Kaneb Entity” shall have the meaning set forth in the preamble.

“Kaneb Entities Organizational Documents” shall mean the KPP Partnership Agreement and the KPP GP LLC Agreement.

“Kaneb Partially Owned Entities” means Partially Owned Entities of KPP.

“Kaneb Pipeline Systems” means all refined petroleum, anhydrous ammonia and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals and other related operations, assets, machinery and equipment that are located on or under the Kaneb Real Property and that are used or necessary for the conduct of KPP’s and its Subsidiaries’ businesses as they are presently conducted.

“Kaneb Plan” means any Kaneb Benefit Plan other than a Multiemployer Plan.

“Kaneb Qualified Plans” shall have the meaning set forth in Section 4.1(m)(iii).

“Kaneb Real Property” means all real property used by  KPP and its Subsidiaries’ businesses or necessary for the conduct of KPP’s and its Subsidiaries’ businesses, as they are presently conducted.

“Kaneb Recommendation” shall have the meaning set forth in Section 6.1(b).

“Kaneb SEC Documents” shall have the meaning set forth in Section 4.1(e).

“Kaneb Termination Fee” means $25,000,000.

“Knowledge” or “Known” means, with respect to any entity, the knowledge of such entity’s (or its general partner’s) executive officers after reasonable inquiry.

“KPP” shall have the meaning set forth in the preamble.

“KPP Certificate” shall have the meaning set forth in Section 3.1(a).

“KPP Consideration” shall have the meaning set forth in Section 3.1(a).

“KPP Effective Time” shall have the meaning set forth in Section 2.2.

“KPP GP” shall have the meaning set forth in the preamble.

“KPP GP LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of KPP GP, dated July 2, 2001.

“KPP Merger” shall have the meaning set forth in Section 2.1.

“KPP Partnership Agreement” means the Amended and Restated Partnership Agreement of KPP, dated July 23, 1998, as amended October 27, 2003.

“KPP 2003 10-K” means KPP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as filed with the SEC.

“KPP Unit” shall have the meaning given the term “Common Unit” in the KPP Partnership Agreement.

“KPP Unitholders” means the holders of the KPP Units.

“KPP Unitholders Approval” means the approval and adoption of this Agreement and the transactions contemplated hereby by the KPP Unitholders holding at least a majority of outstanding KPP Units, including the affirmative vote of the KPP Unitholders holding at least a majority of the outstanding KPP Units (other than those beneficially owned by VLI or any Affiliate thereof or by any Kaneb Entity, or any Affiliate thereof, including KSL) that are present, in person or by proxy, at the KPP Unitholders Meeting.

“KPP Unitholders Meeting” shall have the meaning set forth in Section 4.1(c)(i).

“KSL” shall have the meaning set forth in the recitals.

“KSL Effective Time” shall have the meaning set forth in Section 2.2.

“KSL Merger” shall have the meaning set forth in the recitals.

“KSL Merger Agreement” shall have the meaning set forth in the recitals.

“KSL Owned Units” means KPP Units directly or indirectly owned by KSL.

“Letter of Transmittal” shall have the meaning set forth in Section 3.3.

“LLC Act” shall have the meaning set forth in Section 2.2.

“Material Adverse Effect” means, with respect to any entity or group of entities, a material adverse effect on (i) the business, operations, results of operations or financial condition of such entity or entities and its or their Subsidiaries taken as a whole or (ii) the ability of such entity or entities to timely consummate the transactions contemplated by this Agreement, except, in each case, to the extent such effect is reasonably attributable to (A) general political and economic conditions (including prevailing interest rate and stock market levels), (B) the general state of the industries in which such entity operates, except to the extent such entity or entities are substantially disproportionately affected, (C) the negotiation, announcement, execution or delivery of this Agreement or (D) any outbreak of hostilities, terrorism or war, other than any terrorist or similar act directed at or directly impacting the business or assets of such entity or its Subsidiaries.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Multiple Employer Plan” shall have the meaning set forth in Section 4.1(m)(vi).

“Necessary Consents” shall have the meaning set forth in Section 4.1(d)(vi).

“New Plans” shall have the meaning set forth in Section 6.8(b).

“NYSE” means the New York Stock Exchange, Inc.

“Old Plans” shall have the meaning set forth in Section 6.8(b).

“Other Approvals” shall have the meaning set forth in Section 4.1(d)(ii).

“Other Party” means, with respect to the VLI Entities, the Kaneb Entities, and with respect to the Kaneb Entities, the VLI Entities.

“Parent GP” shall have the meaning set forth in the preamble.

“Partially Owned Entity” means, with respect to a specified Person, any other Person that is not a Subsidiary of such specified Person but in which such specified Person, directly or indirectly, owns 30% or more of the equity interests thereof (whether voting or non-voting and including beneficial interests).

“PBGC” shall have the meaning set forth in Section 4.1(m)(v).

“Permitted Encumbrances” means (A) liens for current Taxes not yet due and payable or for Taxes the validity of which is being contested in good faith in appropriate proceedings, (B)  Property Restrictions imposed or promulgated by law or any Governmental Entity with respect to the Kaneb Real Property or the VLI Real Property, as the case may be, including zoning regulations, provided they do not materially adversely affect the current use of the applicable real property, (C) mechanics’, carriers’, workmen’s and repairmen’s liens which do not materially detract from the value of or materially interfere with the present use of any Kaneb Real Property or VLI Real Property, as the case may be, or assets subject thereto or affected thereby and which have arisen or been incurred in the ordinary course of business, and (D) such other Encumbrances that are de minimis or immaterial individually and in the aggregate.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

“Policies” shall have the meaning set forth in Section 4.1(k)(i).

“Property Restrictions” means rights of way, easements, laws, restrictions, ordinances and regulations affecting building use and occupancy.

“Regulatory Law” means the HSR Act, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate (i) mergers, acquisitions or other business combinations, (ii) foreign investment, or (iii) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Release” shall have the meaning set forth in Section 4.1(l)(ii)(3).

“Required Approvals” shall have the meaning set forth in Section 6.4(a)(i).

“Rights of Way” means a right-of-way, easement, permit, servitude, license or similar right through real property.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” shall have the meaning ascribed to such term in Rule 1-02 of Regulation S-X of the SEC. For the avoidance of doubt, with respect to KPP, a Subsidiary includes Kaneb Pipe Line Operating Partnership, L.P. and any Subsidiary thereof.

“Superior Proposal” shall mean, for purposes of this Agreement, a bona fide written Acquisition Proposal with respect to KPP which the Board of Directors of KPP GP concludes in good faith, after consultation with its respective financial advisors and legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), as well as after giving effect to all of the adjustments which may be offered by VLI pursuant to clause (B) of the final proviso in this definition below, (i) is more favorable to the KPP Unitholders, from a financial point of view, than the transactions contemplated by this Agreement, and (ii) is fully financed or reasonably capable of being fully financed and otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of “Superior Proposal,” the term Acquisition Proposal shall have the meaning assigned to such term in Section 6.5(a)(i), except that the reference to “10% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “a majority” and “Acquisition Proposal” shall only be deemed to refer to a transaction involving a majority of the equity securities of KPP or all or substantially all of the consolidated assets of the KPP and its Subsidiaries; provided further that no Acquisition Proposal shall constitute a Superior Proposal unless (A) KPP GP has notified VLI, at least five Business Days in advance, of the intention to effect a Change in the Kaneb Recommendation in accordance with Section 6.5 hereof on the basis of such Acquisition Proposal, specifying the material terms and conditions of any such Acquisition Proposal and furnishing to VLI a copy of the relevant proposed transaction agreements, if such exist, with the party making such Acquisition Proposal, and (B) during the period of not less than five Business Days following KPP GP’s delivery of the notice referred to in clause (A) above and prior to effecting such a Change in the Kaneb Recommendation, have negotiated, and have used reasonable best efforts to cause their respective financial and legal advisors to negotiate, with VLI in good faith (to the extent that VLI desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

“Support Agreement” shall have the meaning set forth in the recitals.

“Surviving Partnership” shall have the meaning ascribed to such term in Section 2.1.

“Taxes” means any and all taxes, assessments, fees and other governmental charges imposed by any Governmental Entity, including without limitation, income, profits, gross receipts, net proceeds, alternative or add-on minimum, ad valorem, value added, turnover, sales, use, property, personal property (tangible and intangible), environmental (including taxes under section 59A of the Code), stamp, leasing, lease, user, excise, duty, franchise, capital stock, transfer, registration, license, withholding, social security (or similar), unemployment, disability, payroll, employment, fuel, excess profits, occupational, premium, windfall profit, severance, estimated, or other charge of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, report or similar statement (including any attached schedules) required to be filed with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax.

“Termination Date” shall have the meaning set forth in Section 8.1(b).

“VLI” shall have the meaning set forth in the preamble.

“VLI Benefit Plan” means each VLI Stock Plan and any other Benefit Plan sponsored, maintained or contributed to by any of the VLI Entities or their respective Subsidiaries, or to which any of the VLI Entities or any of their respective Subsidiaries is required to contribute, or with respect to which any of the VLI Entities or any of their Subsidiaries may have any liabilities, contingent or otherwise.

“VLI Common Unit” shall have the meaning given the term “Common Unit” in the VLI Partnership Agreement.

“VLI Contract” shall have the meaning set forth in Section 4.2(j).

“VLI Disclosure Schedule” shall have the meaning set forth in Section 4.2.

“VLI Entities” shall have the meaning set forth in the preamble.

“VLI GP” shall have the meaning set forth in the preamble.

“VLI Incentive Distribution Rights” shall have the meaning given the term “Incentive Distribution Rights” in the VLI Partnership Agreement.

“VLI Partially Owned Entities” means Partially Owned Entities of the VLI Entities.

“VLI Partnership Agreement” means the Third Amended and Restated Agreement of Limited Partnership of VLI, dated as of March 18, 2003 as amended as of March 11, 2004.

“VLI Pipeline Systems” means all refined petroleum and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals and other related operations, assets, machinery and equipment that are located on or under the VLI Real Property and that are used or necessary for the conduct of VLI’s and its Subsidiaries’ businesses as they are presently conducted.

“VLI Plan” means any VLI Benefit Plan other than a Multiemployer Plan.

“VLI Qualified Plans” shall have the meaning set forth in Section 4.2(m)(iii).

“VLI Real Property” means all real property used by VLI’s and its Subsidiaries’ businesses or necessary for the conduct of VLI’s and its Subsidiaries’ businesses, as they are presently conducted.

“VLI Recommendation” shall have the meaning set forth in Section 6.1(c).

“VLI SEC Documents” shall have the meaning set forth in Section 4.2(e).

“VLI Stock Plan” shall mean the employee and director stock plans of VLI.

“VLI Sub A” shall have the meaning set forth in the recitals.

“VLI Sub B” shall have the meaning set forth in the preamble.

“VLI Subordinated Units” shall have the meaning given the term “Subordinated Unit” in the VLI Partnership Agreement.

“VLI Termination Fee” means $25,000,000.

“VLI 2003 10-K” means VLI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as filed with the SEC.

“VLI Unitholders” shall have the meaning set forth in Section 4.2(c)(i).

“VLI Unitholders Approval” shall have the meaning set forth in Section 4.2(c)(i).

“VLI Unitholders Meeting” shall have the meaning set forth in Section 4.2(c)(i).

“Voting Debt” means any bonds, debentures, notes or other indebtedness having the right to vote on any matters on which holders of capital stock or members or partners of the same issuer may vote.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

ARTICLE II

THE MERGER

2.1                                 The Merger.  Upon the terms and subject to the conditions hereof, immediately following the KSL Effective Time, at the KPP Effective Time, VLI Sub B shall be merged with and into KPP (the “KPP Merger”), with KPP as the surviving entity in the KPP Merger (the “Surviving Partnership”), and the separate existence of VLI Sub B shall thereupon cease.

2.2                                 Effective Time of the Merger.  The KPP Merger shall become effective as set forth in (or, if not set forth, at the time of filing) a properly executed certificate of merger, in accordance with the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”) and the Delaware Limited Liability Company Act (the “LLC Act”), as applicable, duly filed with the Secretary of State of the State of Delaware (the “Certificate of Merger”), which filing shall be made on the Closing Date. As used in this Agreement, the term “KSL Effective Time” shall mean the date and time when the KSL Merger becomes effective, the term “KPP Effective Time” shall mean the date and time when the KPP Merger becomes effective, which date and time shall immediately succeed the KSL Effective Time (unless waived by KPP and VLI), as each is set forth in (or, if not set forth, at the time of filing) the relevant Certificate of Merger, and the term “Effective Times” shall mean the KSL Effective Time and the KPP Effective Time.

2.3                                 Effects of the Merger.  The KPP Merger shall have the effects set forth in the applicable provisions of the DRULPA and the LLC Act.

2.4                                 Closing.  Upon the terms and subject to the conditions set forth in Article VII and the termination rights set forth in Article VIII, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, 10019 at 10:00 A.M. on the date that is the second full NYSE trading day to occur after the date (the “Condition Date”) following the satisfaction or waiver (subject to applicable law) of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date) set forth in Article VII, unless this Agreement has been theretofore terminated pursuant to its terms or unless another place, time or date is agreed to in writing by the parties hereto (the date of the Closing being referred to herein as the “Closing Date”).

2.5                                 Partnership Agreement.  At the KPP Effective Time, the Partnership Agreement of the Surviving Partnership shall be the KPP Partnership Agreement, as in effect immediately prior to the KPP Effective Time, until thereafter changed or amended as provided therein or by applicable law.

2.6                                 Alternative Transaction Structures.  The parties agree that VLI, with the consent of KPP, which shall not be unreasonably withheld or delayed, may change the method and structure of effecting the KPP Merger, and the Kaneb Entities shall cooperate in such efforts, including by entering into appropriate amendments to this Agreement; provided, however, that any actions taken pursuant to this Section 2.6 shall not (i) alter or change the kind or amount of consideration to be issued to KPP Unitholders as provided for in this Agreement, (ii) adversely affect the tax consequences of the receipt of such consideration by the KPP Unitholders, (iii) materially delay receipt of any Required Approvals, or (iv) otherwise cause any condition to Closing set forth in Article VII to be materially delayed or to be materially more difficult to fulfill (unless duly waived by the party entitled to the benefits thereof).

ARTICLE III

CONVERSION OF SECURITIES

3.1                                 Effect of the Merger on Equity Securities.

(a)                                  At the KPP Effective Time, by virtue of the KPP Merger and without any action on the part of any holder of any KPP Units:

(i)                                     If the KSL Merger shall have occurred, all KPP Units that are KSL Owned Units immediately prior to the KPP Effective Time shall cease to be outstanding and shall be cancelled and retired and shall cease to exist.

(ii)                                  Subject to Sections 3.1(a)(i), 3.1(b) and 3.6, each outstanding KPP Unit issued and outstanding immediately prior to the KPP Effective Time shall be converted into the right to receive a number of VLI Common Units equal to (i) if the Average Closing Price as of the Condition Date is equal to or less than $54.39, 1.1307; (ii) if the Average Closing Price as of the Condition Date is between $54.39 and $60.11, a quotient, the numerator of which is $61.50 and the denominator of which is the Average Closing Price as of the Condition Date (such quotient to be rounded to the nearest ten thousandth), or (iii) if the Average Closing Price as of the Condition Date is equal to or greater than $60.11, 1.0231 (in each case, the “Exchange Ratio”).  Each KPP Unit converted into the right to receive VLI Common Units pursuant to this Section 3.1(a)(ii) (such amount of VLI Common Units the “KPP Consideration”) shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate that immediately prior to the KPP Effective Time represented any such KPP Units (a “KPP Certificate”) shall thereafter cease to be a limited partner of KPP or have any rights with respect to such KPP Units, except the right to be admitted as an Additional Limited Partner and receive the VLI Common Units to be issued in consideration therefor and any distributions to which holders of KPP Units become entitled all in accordance with this Article III upon the surrender of such KPP Certificate.  The VLI GP consents to the admission of each KPP Unitholder as an Additional Limited Partner who is issued VLI Common Units in exchange for such KPP Unitholder’s KPP Units in accordance with this Article III upon the proper surrender of the KPP Certificate representing such KPP Units.  Upon such surrender of the KPP Certificate (or upon a waiver of the requirement to surrender a KPP Certificate granted by VLI GP in its sole discretion) and the recording of the name of such Person as a limited partner of VLI on the books and records of VLI, such Person shall automatically and effective as of the KPP Effective Time be admitted to VLI as an Additional Limited Partner and be bound by the VLI Partnership as such.  By its surrender of a KPP Certificate, or by its acceptance of VLI Common Units, a KPP Unitholder confirms its agreement to be bound by all of the terms and conditions of the VLI Partnership Agreement, including the power of attorney granted in Section 2.6 thereof.

(b)                                 If, between the date of this Agreement and the KPP Effective Time, there is a reclassification, recapitalization, split, split-up, unit distribution, combination or exchange of shares with respect to, or rights issued in respect of, VLI Common Units, the Exchange Ratio shall be adjusted accordingly to provide to the holders of KPP Units the same economic effect as contemplated by this Agreement prior to such event.

(c)                                  At the KPP Effective Time, by virtue of the KPP Merger and without any action on the part of VLI, each outstanding limited liability company interest in VLI Sub B issued and outstanding immediately prior to the KPP Effective Time shall be converted into 1,000 KPP Units and KPP shall issue to VLI, as the holder of such KPP Units, a certificate evidencing such KPP Units.  VLI agrees that at the KPP Effective Time, VLI shall be automatically bound by the KPP Partnership Agreement, and VLI shall be admitted to KPP as a limited partner of KPP immediately upon the KPP Effective Time.  At the KPP Effective Time, the books and records of KPP shall be revised to reflect the admission of VLI as a limited partner of KPP and the simultaneous withdrawal of all other limited partners of KPP, and KPP GP and VLI shall continue KPP without dissolution.

3.2                                 Exchange Fund.  Prior to the KPP Effective Time, VLI shall appoint Computershare Limited, or a commercial bank or trust company, or a subsidiary thereof, reasonably acceptable to the Kaneb Entities, to act as exchange agent hereunder for the purpose of exchanging KPP Certificates for the VLI Common Units (the “Exchange Agent”).  At or prior to the KPP Effective Time, VLI shall deposit with the Exchange Agent in trust for the benefit of holders of KPP Units, (a) certificates representing VLI Common Units, and (b) cash, to be issued and paid pursuant to Sections 3.1(a) and 3.6 in exchange for outstanding KPP Units upon due surrender of KPP Certificates pursuant to this Article III.  Following the KPP Effective Time, VLI agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any distributions pursuant to Section 3.4.  Any cash and certificates representing VLI Common Units deposited with the Exchange Agent (including the amount of any distributions or other distributions payable with respect thereto and cash in lieu of fractional shares to be paid pursuant to Section 3.6) shall hereinafter be referred to as the “Exchange Fund.”

3.3                                 Exchange Procedures.  Promptly after the KPP Effective Time, VLI shall cause the Exchange Agent to mail to each holder of a KPP Certificate (a) a letter of transmittal (the “Letter of Transmittal”) that shall specify that delivery shall be effected, and risk of loss and title to the KPP Certificates shall pass, only upon proper delivery of the KPP Certificates to the Exchange Agent, and which Letter of Transmittal shall be in customary form and have such other provisions as may be necessary for the KPP Unitholders to be admitted as Additional Limited Partners and other provisions as VLI and KPP may reasonably specify (such letter to be reasonably acceptable to VLI and KPP prior to the Effective Time) and (b) instructions for effecting the surrender of such KPP Certificates in exchange for the VLI Common Units, together with any distributions with respect thereto and any cash in lieu of fractional shares.  Upon surrender of a KPP Certificate to the Exchange Agent together with the relevant Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such KPP Certificate shall be entitled to receive in exchange therefor (A) VLI Common Units representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 3.1(a) (in each case, after taking into account all KPP Units then held by such holder), and (B) a check in the amount equal to the cash, if any, that such holder has the right to receive pursuant to Sections 3.4 and  3.6.  No interest will be paid or will accrue on any cash payable pursuant to the provisions of this Article III.

3.4                                 Distributions with Respect to Unexchanged KPP Units.  No distributions with a record date after the KPP Effective Time shall be paid to the holder of any unsurrendered KPP Certificate with respect to the VLI Common Units that such holder would be entitled to receive upon surrender of such KPP Certificate, and no cash payment in lieu of fractional VLI Common Units shall be paid to any such holder pursuant to Section 3.6, until such holder shall surrender such KPP Certificate in accordance with Section 3.3.  Subject to the effect of applicable laws, following the later of the surrender of any such KPP Certificate and the KPP Effective Time, there shall be paid to the record holder thereof without interest (a) promptly after such time, the amount of any cash payable in lieu of fractional VLI Common Units to which such holder is entitled pursuant to Section 3.6 and the amount of any distributions with a record date after the KPP Effective Time theretofore paid with respect to such whole VLI Common Units and (b) at the appropriate payment date, the amount of distributions with a record date after the KPP Effective Time and a payment date subsequent thereto and to such surrender payable with respect to such VLI Common Units.

3.5                                 No Further Ownership Rights in KPP Units.  All VLI Common Units issued and cash paid upon conversion of KPP Units, in accordance with the terms of this Article III (including any cash paid pursuant to Section 3.4 or 3.6) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the KPP Units.

3.6                                 No Fractional VLI Common Units.  No certificates or scrip or VLI Common Units representing fractional VLI Common Units or book-entry credit of the same shall be issued upon the surrender for exchange of KPP Certificates, and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a holder of VLI Common Units.  In lieu of any such fractional share, each holder of KPP Units who would otherwise have been entitled to a fraction of a VLI Common Unit upon surrender of KPP Certificates (determined after taking into account all KPP Certificates delivered by such holder) shall be paid upon such surrender cash (without interest) in an amount equal to the value (determined with reference to the Average Closing Price as of the Condition Date) of such fractional interest.  Such payment with respect to fractional shares is merely intended to provide a mechanical rounding off of, and is not a separately bargained for, consideration.

3.7                                 Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of KPP Certificates, one year after the KPP Effective Time shall, at VLI’s request, be delivered to VLI or otherwise on the instruction of VLI, and any holders of KPP Certificates who have not theretofore complied with this Article III shall after such delivery look only to VLI for any amounts payable to such holders pursuant to this Article III.  Any such portion of the Exchange Fund remaining unclaimed by holders of KPP Units immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by law, become the property of VLI free and clear of any claims or interest of any Person previously entitled thereto.

3.8                                 No Liability.  To the fullest extent permitted by law, none of the VLI Entities, the Kaneb Entities or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund required to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

3.9                                 Investment of the Exchange Fund.  The Exchange Agent shall invest any cash included in the Exchange Fund as directed by VLI on a daily basis; provided that no such investment or loss thereon shall affect the amounts payable or the timing of the amounts payable to KPP Unitholders pursuant to the other provisions of this Article III.  Any interest and other income resulting from such investments shall promptly be paid to VLI.

3.10                           Lost Certificates.  If any KPP Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by VLI, the posting by such Person of a bond in such reasonable amount as VLI may direct as indemnity against any claim that may be made against it with respect to such certificate, following the KPP Effective Time, as the case may be, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed certificate the consideration and amounts payable with respect to the KPP Units formerly represented thereby pursuant to this Article III.

3.11                           Withholding Rights.  VLI shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax law.  To the extent that amounts are so withheld or paid over to or deposited with the relevant

Governmental Entity by VLI, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by VLI.

3.12                           Further Assurances.  At and after the KPP Effective Time, the officers and directors of the Surviving Partnership or the Surviving Partnership’s general partner shall be authorized to execute and deliver, in the name and on behalf of the Surviving Partnership or KPP, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Surviving Partnership or KPP, any other actions and things necessary to vest, perfect or confirm of record or otherwise in the Surviving Partnership any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Partnership as a result of, or in connection with, the KPP Merger.

3.13                           Unit Transfer Books.  Subject to Section 3.1(c), the unit transfer books of KPP shall be closed immediately upon the KPP Effective Time, and there shall be no further registration of transfers of KPP Units thereafter on the records of KPP.  On or after the KPP Effective Time, any KPP Certificates presented to the Exchange Agent, VLI or the Surviving Partnership for any reason shall be converted into the right to receive VLI Common Units with respect to the KPP Units formerly represented thereby (including any cash in lieu of fractional KPP Units to which the holders thereof are entitled pursuant to Section 3.6 and any distributions to which the holders thereof are entitled pursuant to Section 3.4).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.1                                 Representations and Warranties of KPP and KPP GP.  Except as disclosed in a section of the Kaneb Entities disclosure schedule delivered to VLI concurrently herewith (the “Kaneb Disclosure Schedule”) corresponding to the subsection of this Section 4.1 to which such disclosure applies, or as specifically identified in the Kaneb SEC Documents filed prior to the date hereof each of KPP and KPP GP represents and warrants to VLI as follows:

(a)                                  Organization.

(i)                                     KPP GP is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.  KPP is a limited partnership duly formed, validly existing and in good standing under the laws of the state of Delaware.  Each of the Kaneb Entities has the requisite power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to have such power or authority or be so licensed or qualified would not, either individually or in the aggregate, have a Material Adverse Effect on the Kaneb Entities.  True and complete copies of the Kaneb Entities Organizational Documents, as in effect as of the date of this Agreement, have previously been made available by the Kaneb Entities to VLI.

(ii)                                  Each Subsidiary of KPP (A) is duly organized and validly existing under the laws of its jurisdiction of organization, (B) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (C) has all requisite power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in each case where the failure to have such power or authority or to be so organized, in existence or qualified would not have a Material Adverse Effect on the Kaneb Entities.

(iii)                               Section 4.1(a) of the Kaneb Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of each of the Kaneb Entities, KPP’s Subsidiaries and Kaneb Partially Owned Entities, together with (i) the nature of the legal organization of such Person, (ii) the jurisdiction of organization or formation of such Person, (iii) the name of each Kaneb Entity or Kaneb Partially Owned Entity that owns beneficially or of record any equity or similar interest in such Person, and (iv) the percentage interest owned by such Kaneb Entity or Kaneb Partially Owned Entity in such Person.  KPP is not subject to any obligation in excess of $1,000,000 to provide funds to or make any investment in (in the form of a loan, capital contribution or otherwise) any of its Subsidiaries, Partially Owned Entities or other Persons.

(b)                                 Capitalization. Except as set forth in Section 4.1(b) of the Kaneb Disclosure Schedule:

(i)                                     KPP GP is the sole general partner of KPP.  KPP GP is the sole record and beneficial owner of the general partner interest and incentive distribution rights in KPP, and such general partner interest and incentive distribution rights have been duly authorized and validly issued in accordance with applicable laws and the KPP Partnership Agreement.  KPP GP owns such general partner interest and incentive distribution rights free and clear of any liens, pledges, charges, encumbrances, restrictions and security interests whatsoever (“Encumbrances”). KSL is the sole record and beneficial owner of all of the outstanding limited liability company or other equity interests in KPP GP free and clear of any Encumbrances.  No Subsidiary of KPP has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any equity securities or any other equity ownership interests of such Subsidiary or any securities representing the right to purchase or otherwise receive any equity security of such Subsidiary.  No Subsidiary of KPP has any Voting Debt.

(ii)                                  KPP has no limited partner or other partnership or equity interests issued and outstanding other than, as of the date of this Agreement (a) 28,327,590  KPP units, including 5,095,500 issued to KPP GP, with respect to which KPP GP is the sole record and beneficial owner, and (b) the general partner interest described in Section 4.1(b)(i) above.

(iii)                               Each of the KPP Units and the limited partner interests represented thereby have been duly authorized and validly issued in accordance with applicable laws and the KPP Partnership Agreement, and are fully paid (to the extent required under the KPP Partnership Agreement) and non-assessable (except to the extent such non-assessability may be affected by the DRULPA).  Such KPP Units were not issued in violation of pre-emptive or similar rights or any other agreement or understanding binding on KPP.  All of the outstanding equity interests of the direct and indirect Subsidiaries of KPP and the Kaneb Partially Owned Entities have been duly authorized and are validly issued, fully paid (to the extent required under the applicable governing documents) and non-assessable and free of pre-emptive rights, (except (1) with respect to general partner interests, (2) as set forth to the contrary in the applicable governing documents and (3) to the extent such non-assessability may be affected by the DRULPA or the LLC Act) and were not issued in violation of pre-emptive or similar rights; and all such shares and other equity interests, other than interest in Kaneb Partially Owned Entities that are owned by others, are owned, directly or indirectly, by KPP or KPP GP, free and clear of all Encumbrances. There are no outstanding options or equity based awards of any kind requiring the issuance of any KPP Units or any other securities of any Kaneb Entity or any of its Subsidiaries.

(c)                                  Authority; No Violation. Except as set forth in Section 4.1(c) of the Kaneb Disclosure Schedule:

(i)                                     Each of the Kaneb Entities has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to KPP Unitholders Approval.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by unanimous vote of the board of directors of KPP GP, at a duly convened meeting thereof and by KPP GP, as the general partner of KPP.  KPP GP, acting through its board of directors, has directed that this Agreement be submitted to the KPP Unitholders for approval at a meeting of such holders for the purpose of approving the KPP Merger and this Agreement (including any adjournment thereof, the “KPP Unitholders Meeting”) and has resolved to vote or cause to be voted at the KPP Unitholders Meeting all of the KPP Units beneficially owned by it as of the date of this Agreement, or which it thereafter acquires, in favor of the approval of this Agreement, and, except for the KPP Unitholders Approval, no other proceedings on the part of KPP or KPP GP are necessary to approve this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the each of the Kaneb Entities and (assuming due authorization, execution and delivery by the VLI Entities) constitutes a valid and binding obligation of each of the Kaneb Entities, enforceable against each of the Kaneb Entities in accordance with its terms.

(ii)                                  Neither the execution and delivery of this Agreement by the Kaneb Entities, nor the consummation by the Kaneb Entities of the transactions contemplated hereby, nor compliance by the Kaneb Entities with any of the terms or provisions hereof, will (A) violate any provision of the Kaneb Entities Organizational Documents or the organizational documents of their Subsidiaries, or (B) assuming that the consents and approvals referred to in Section 4.1(d) are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Kaneb Entities, any of their respective Subsidiaries or, to the Kaneb Entities’ Knowledge, the Kaneb Partially Owned Entities or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, accelerate any right or benefit provided by, or result in the creation of any Encumbrance upon any of the respective properties or assets of the Kaneb Entities, any of their respective Subsidiaries or, to the Kaneb Entities’ Knowledge, the Kaneb Partially Owned Entities under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Kaneb Entities, any of KPP’s Subsidiaries or, to the Kaneb Entities’ Knowledge, the Kaneb Partially Owned Entities is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (B)(y) above) for such violations, conflicts, breaches or defaults which either individually or in the aggregate will not have a Material Adverse Effect on the Kaneb Entities or the Surviving Partnership.

(d)                                 Consents and Approvals.  Except for (i)  the filing of a notification and report form under the HSR Act and the termination or expiration of the waiting period under the HSR Act, (ii) the filing of any other required applications or notices with any state or foreign agencies of competent jurisdiction and approval of such applications and notices (the “Other Approvals”), (iii) the filing with the SEC of a proxy statement relating to the matters to be submitted to the VLI Unitholders at the VLI Unitholders Meeting and the matters to be submitted to KPP’s Unitholders at the KPP Unitholders Meeting  (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”) and a registration statement on Form S-4 with respect to the issuance of VLI Common Units in the KPP Merger (such Form S-4, and any amendments or supplements thereto, the “Form S-4”), (iv) the filing of the Certificate of Merger, (v) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of VLI Common Units pursuant to this Agreement (the consents, approvals, filings and registration required under or in relation to the foregoing clauses (ii) through (vi) being referred to as “Necessary Consents”) and (vii) such other consents, approvals, filings and registrations the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Kaneb Entities or the Surviving Partnership, no consents or approvals of or filings or registrations with any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (each, a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by the Kaneb Entities of this Agreement and (B) the consummation by the Kaneb Entities of the transactions contemplated by this Agreement.

(e)                                  Financial Reports and SEC Documents; Disclosure and Internal Controls.

(i)                                     The KPP 2003 10-K and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by or on behalf of KPP or any of its Subsidiaries subsequent to December 31, 2000, including, but not limited to, items incorporated by reference into such reports, registration statements, definitive proxy statements or information statements under the Securities Act or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act in the form filed, or to be filed (collectively, the “Kaneb SEC Documents”), with the SEC, (1) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (2) as of its filing date, did not or will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such Kaneb SEC Document (including the related notes and schedules thereto) fairly presents or will fairly present the financial position of the entity or entities to which it relates as of its date, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such Kaneb SEC Documents (including any related notes and schedules thereto) fairly presents or will fairly present the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of the entity or entities to which it relates for the periods to which it relates, in each case in accordance with GAAP consistently applied during the periods involved, except, in each case, as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.  There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to the Kaneb SEC Documents. No executive officer of any of the Kaneb Entities has failed in any respect to make the certification required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act of 2002 and no enforcement action has been initiated against any of the Kaneb Entities relating to disclosures contained in any Kaneb SEC Document.

(ii)                                  Prior to the date of this Agreement and in the ordinary course of business, KPP has established approval procedures (which, as in effect as of the date of this Agreement, have previously been disclosed to VLI) with respect to the open position resulting from KPP’s and its Subsidiaries’ physical commodity transactions, exchange-traded futures and options and over-the-counter derivative instruments.

(iii)                               Except as set forth in Section 4.1(e)(iii) of the Kaneb Disclosure Schedule, the records, systems, controls, data and information of KPP and its Subsidiaries are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of KPP or its Subsidiaries or KPP GP or accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the following sentence.  KPP and its Subsidiaries and KPP GP have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, including that (1) transactions are executed only in accordance with management’s authorization; (2) transactions are recorded as necessary to permit preparation of the financial statements of KPP, as applicable, and to maintain accountability for the assets of KPP and its Subsidiaries; (3) access to such assets is permitted only in accordance with management’s authorization; (4) the reporting of such assets is compared with existing assets at regular intervals; and (5) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.  KPP  (1) has designed disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to such entity and its Subsidiaries is made known to the management of such entity (or its general partner) by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Kaneb SEC Documents, and (2) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to its auditors and the audit committee of KPP GP’s board of directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect its ability to record, process, summarize and report financial data and have disclosed to its auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls.  The Kaneb Entities have made available to VLI a summary of any such disclosure made by management to KPP’s auditors and audit committee since January 1, 2002.  KPP has initiated its process of compliance with Section 404 of the Sarbanes-Oxley Act and expects to be in full compliance therewith by the SEC mandated compliance date.

(iv)                              Except as set forth in Section 4.1(e)(iv) of the Kaneb Disclosure Schedule, since July 30, 2002, (x) none of KPP GP or KPP or any of its Subsidiaries nor, to the Knowledge of the Kaneb Entities, any director, officer, employee, auditor, accountant or representative of either of KPP GP or KPP or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of KPP or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that either of KPP or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no attorney representing either KPP GP or KPP or any of its Subsidiaries, whether or not employed thereby, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by KPP or any of its officers, directors, employees or agents, or those of KPP’s Subsidiaries, to the board of directors of KPP GP or any committee thereof or to any director or officer of KPP GP or KPP.

(f)                                    Absence of Undisclosed Liabilities.  Except as set forth in Section 4.1(f) of the Kaneb Disclosure Schedule or as disclosed in the audited financial statements (or notes thereto) included in the KPP 2003 10-K neither KPP nor any of its Subsidiaries had at December 31, 2003, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except (a) liabilities, obligations or contingencies which (i) are accrued or reserved against in the financial statements in the KPP 2003 10-K, or reflected in the notes thereto or (ii) were incurred thereafter in the ordinary course of business and consistent with past practices and (b) liabilities, obligations or contingencies which (i) would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Kaneb Entities or (ii) have been discharged or paid in full prior to the date hereof.

(g)                                 Absence of Certain Changes or Events.

(i)                                     Since December 31, 2003, except as set forth in the Kaneb SEC Documents filed prior to the date hereof, no event or events have occurred that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Kaneb Entities.

(ii)                                  Except as set forth in Section 4.1(g)(ii) of the Kaneb Disclosure Schedule, since December 31, 2003, KPP and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

(iii)                               Except as set forth in Section 4.1(g)(iii) of the Kaneb Disclosure Schedule, since December 31, 2003, or as permitted under Section 5.1(h) of the Kaneb Disclosure Schedule, neither KPP nor any of its Subsidiaries has (A) except for such actions prior to the date hereof as were in the ordinary course of business consistent with past practice or except as required by applicable law, (I) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer or director from the amount thereof in effect as of December 31, 2003, or (II) granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonuses, to any executive officer or director or (B) suffered any strike, work stoppage, slowdown, or other labor disturbance which would be reasonably be expected to have (in the case of this clause (B) only), either individually or in the aggregate, a Material Adverse Effect on the Kaneb Entities.

(iv)                              Since December 31, 2003 and prior to the date hereof, KPP has not declared or made any distributions on KPP Units other than its regular quarterly distribution as follows:

Quarter	Amount per KPP Unit

Fourth (2003)	$0.84
First (2004)	$0.84
Second (2004)	$0.855
Third (2004)	$0.855

(h)                                 Legal Proceedings.  Except as disclosed in the Kaneb SEC Documents filed prior to the date hereof or Section 4.1(h) of the Kaneb Disclosure Schedule, there is no suit, action or proceeding or investigation pending or, to the Knowledge of any of the Kaneb Entities, threatened, against or affecting any of the Kaneb Entities or any of their respective Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Kaneb Entities, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against any of the Kaneb Entities or any of their respective Subsidiaries having, or which would reasonably be expected to have, individually or in the aggregate, any such effect.

(i)                                     Compliance with Applicable Law.  KPP and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default under any, applicable law, statute, order, rule or regulation of any Governmental Entity relating to KPP or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Kaneb Entities.

(j)                                     Contracts.  Except as filed as exhibits to  the Kaneb SEC Documents filed prior to the date hereof or disclosed in Section 4.1(j) of the Kaneb Disclosure Schedule:

(i)                                     Neither KPP nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (1), which, upon the consummation or KPP Unitholders Approval of the transactions contemplated by this

Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from KPP, VLI, the Surviving Partnership or any of their respective Subsidiaries to any director, officer or employee thereof, (2) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K), or which, if entered into, amended, terminated or otherwise created or modified on or after the date of this Agreement, would be required to be disclosed on a Current Report on Form 8-K filed with the SEC, to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Kaneb SEC Documents filed prior to the date of this Agreement, (3) which materially restricts the conduct of any line of business by KPP or upon consummation of the KPP Merger will materially restrict the ability of KPP, VLI or the Surviving Partnership to engage in any line of business, (4) relating to any outstanding commitment for any capital expenditure in excess of $10,000,000, (5) with any labor union or organization, (6) except (a) as reflected in the financial statements included in the Kaneb SEC Documents filed prior to the date hereof, (b) as reflected in the September 30, 2004 financial statements of KPP delivered prior to the date hereof to VLI or (c) from the date hereof to the extent permitted under Section 5.1(g), indentures, mortgages, liens, promissory notes, loan agreements, guarantees or other arrangements relating to the borrowing of money by KPP or any of its Subsidiaries, (7) containing provisions triggered by change of control of KPP or any of its Subsidiaries or (8) in favor of directors or officers relating to employment or compensation or providing rights to indemnification, or (9) between any of the Kaneb Entities and any of their respective Affiliates on the one hand and Xanser Corporation or any of its Affiliates on the other hand.  Each contract, arrangement, commitment or understanding of the type described in this Section 4.1(j), whether or not set forth in the Kaneb Disclosure Schedule or in such Kaneb SEC Documents, is referred to herein as a “Kaneb Contract”.  True and complete copies of all such Kaneb Contracts have been made available by the Kaneb Entities to VLI.

(ii)                                  (A)  Each Kaneb Contract is valid and binding on KPP or its Subsidiaries that is a party thereto, as applicable, and in full force and effect, (B) KPP and each of its Subsidiaries, as applicable, has performed all obligations required to be performed by it to date under each Kaneb Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Kaneb Entities, and (C) neither KPP nor any of its Subsidiaries knows of, or has received notice of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of KPP or any of its Subsidiaries under any such Kaneb Contract, except where such default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Kaneb Entities.

(k)                                  Insurance.

(i)                                     Section 4.1(k) of the Kaneb Disclosure Schedule sets forth a true and complete list of all policies of property, casualty and liability insurance, including crime insurance, liability and casualty insurance, property insurance, business interruption insurance, workers’ compensation, excess or umbrella liability insurance and any other type of property and casualty insurance insuring the properties, assets, employees and/or operations of KPP or its Subsidiaries (collectively, the “Policies”).  Upon request, the Kaneb Entities will make available to VLI certificates of insurance and insurance summaries from the insurance broker evidencing the existence of the Policies.  Except as set forth on Section 4.1(k) of the Kaneb Disclosure

Schedule, all such policies are in full force and effect.  All premiums payable under such Policies have been paid in a timely manner and each of KPP and its Subsidiaries have complied in all material respects with the terms and conditions of all such Policies.

(ii)                                  Except as set forth in Section 4.1(k)(ii) of the Kaneb Disclosure Schedule, neither KPP nor any of its Subsidiaries is in default under any provisions of the Policies, and there is no claim by KPP or any of its Subsidiaries or any other Person pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters or issuers of such Policies.  None of KPP or any of its Subsidiaries has received written notice from an insurance carrier issuing any Policies that alteration of any equipment or any improvements located on Real Property, purchase of additional equipment, or modification of any of the methods of doing business of KPP or its Subsidiaries, will be required or suggested after the date of this Agreement, except for any such alterations or modifications as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Kaneb Entities.

(l)                                     Environmental Liability.

(i)                                     Except as set forth in Section 4.1(l) of the Kaneb Disclosure Schedule, and except as would not have a Material Adverse Effect on the Kaneb Entities: (a) KPP and its respective Subsidiaries, and to the Knowledge of the Kaneb Entities, the Kaneb Partially Owned Entities, and their respective businesses, operations, properties and Assets are in compliance with all Environmental Laws and all permits, registrations, licenses, approvals, exemptions, variances, and other authorizations required under Environmental Laws (“Environmental Permits”); (b) KPP, its Subsidiaries, and to the Knowledge of the Kaneb Entities, the Kaneb Partially Owned Entities, have obtained or filed for all Environmental Permits for their respective businesses, operations, properties and Assets as they currently exist and all such Environmental Permits are currently in full force and effect; (c) KPP, its respective Subsidiaries, and to the Knowledge of the Kaneb Entities, the Kaneb Partially Owned Entities, and their respective businesses, operations, properties and Assets are not subject to any pending or, to the Knowledge of the Kaneb Entities, threatened claims, actions, suits, writs, injunctions, decrees, orders, judgments, investigations, inquiries or proceedings relating to their compliance with Environmental Laws; (d) (i) there has been no Release of Hazardous Substances on, under or from the current or former property owned, leased or operated by KPP, its Subsidiaries, or to the Knowledge of the Kaneb Entities, the Kaneb Partially Owned Entities, that was required to be reported under applicable Environmental Laws but was not so reported, and (ii) the Kaneb Entities have provided the VLI Entities with copies of all reports and related documentation regarding any Release of Hazardous Substances on, under or from the current or former property owned, leased or operated by KPP, its Subsidiaries, or to the Knowledge of the Kaneb Entities, the Kaneb Partially Owned Entities; (e) none of KPP, its Subsidiaries, and to the Knowledge of the Kaneb Entities, the Kaneb Partially Owned Entities have received any written notice asserting an alleged liability or obligation under any Environmental Laws involving KPP, its Subsidiaries or the Kaneb Partially Owned Entities with respect to the actual or alleged Hazardous Substance contamination of any property offsite of the properties of KPP; (f) to the Knowledge of the Kaneb Entities, there are not any existing, pending or threatened actions, suits, claims, investigations, inquiries or proceedings by or before any court or any other Governmental Entity directed against KPP, its Subsidiaries or the Kaneb Partially Owned

Entities that pertain or relate to personal injury or property damage claims relating to a Release of Hazardous Substances; (g) there have been no ruptures in the Kaneb Pipeline Systems resulting in personal injury, loss of life, or material property damage; (h) to the Knowledge of the Kaneb Entities, there are no defects, corrosion or other damage to any of the Kaneb Pipeline Systems that could reasonably be expected to create a risk of pipeline integrity failure; and (i) the Kaneb Entities have made available to VLI complete and correct information regarding compliance matters relating to Environmental Laws in the possession of KPP or its Subsidiaries and relating to their respective businesses, operations, properties or Assets.

(ii)                                  The following terms shall have the following meanings:

(1)  “Environmental Laws” means any and all applicable laws, statutes, regulations, rules, orders, ordinances, and legally enforceable directives of and agreements between a person that is subject to the applicable representation and any Governmental Entity and rules of common law pertaining to protection of human health (to the extent arising from exposure to Hazardous Substances) or the environment (including any generation, use, storage, treatment, or Release of Hazardous Substances into the environment) including the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Clean Air Act, 42 U.S.C. Section 7401 et seq., the Federal Water Pollution Control Act, 33 U.S.C. Section 1251 et seq., the Oil Pollution Act of 1990, 33 U.S.C. Section 2701 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Safe Drinking Water Act, 42 U.S.C. Section 300f et seq., the Occupational Safety and Health Act, 29 U.S.C. Section 651 et seq., the Atomic Energy Act, 42 U.S.C. Section 2014 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. Section 136 et seq., and the Federal Hazardous Materials Transportation Law, 49 U.S.C. Section 5101 et seq., as each has been amended from time to time, and all other environmental conservation and protection laws.

(2)                                  “Hazardous Substances” means any (a) chemical, product, substance, waste, material, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (c) any oil or gas exploration or production waste or any petroleum, petroleum hydrocarbons, petroleum products, crude oil and any components, fractions, or derivatives thereof.

(3)                                  “Release” means any depositing, spilling, leaking, pumping, pouring, emitting, discarding, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

(m)                               Employee Benefit Plans; Labor Matters.

(i)                                     Section 4.1(m)(i) of the Kaneb Disclosure Schedule includes a complete list of all Kaneb Benefit Plans.

(ii)                                  With respect to each Kaneb Plan, the Kaneb Entities have delivered or made available to VLI, as applicable, a true, correct and complete copy of:  (A) each Kaneb Plan document or a summary of any unwritten Kaneb Plan, trust agreement and insurance contract or other funding vehicle; (B) the most recent Annual Report (Form 5500 Series) and accompanying schedule; (C) the current summary plan description and any material modifications thereto (in each case, whether or not required to be furnished under ERISA); (D) the most recent annual financial report; (E) the most recent actuarial report; and (F) the most recent determination letter from the Internal Revenue Service.  Except as specifically provided in the foregoing documents delivered or made available to VLI, or except as provided in Section 4.1(m)(ii) of the Kaneb Disclosure Schedule, there are no amendments to any Kaneb Plan that have been adopted or approved nor has KPP or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Kaneb Plan.

(iii)                               Section 4.1(m)(iii) of the Kaneb Disclosure Schedule identifies each Kaneb Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Kaneb Qualified Plans”).  The Internal Revenue Service has issued a favorable determination letter with respect to each Kaneb Qualified Plan and the related trust, and such determination letter has not been revoked.  No circumstances exist and no events have occurred that could adversely affect the qualified status of any Kaneb Qualified Plan or the related trust, which could not be corrected under the Internal Revenue Service’s Employee Plans Compliance Resolution System (Revenue Procedure 2003-44) without material liability.  No Kaneb Plan is intended to meet the requirements of Code Section 501(c)(9).

(iv)                              All contributions required to be made to any Kaneb Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Kaneb Plan, for any period through the date of this Agreement have been timely made or, to the extent not required to be made or paid on or before the date of this Agreement, have been fully reflected on the financial statements. Each Kaneb Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is either (A) funded through an insurance company contract and is not a “welfare benefit fund” with the meaning of Section 419 of the Code or (B) unfunded.

(v)                                 With respect to each Kaneb Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (A) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (B) the fair market value of the assets of such Kaneb Plan equals or exceeds the actuarial present value of all accrued benefits under such Kaneb Plan (whether or not vested) on an accumulated benefits obligation basis based on the most recent actuarial report for each such plan; (C) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (D) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full; (E) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by KPP or any of its Subsidiaries; and (F)

the PBGC has not instituted proceedings to terminate any such Kaneb Plan and, to the Knowledge of the Kaneb Entities, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Kaneb Plan.

(vi)                              (A) No Kaneb Benefit Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); and (B) none of KPP, any of its Subsidiaries nor any ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full or reasonably expects to incur any such liability. With respect to each Kaneb Benefit Plan that is a Multiemployer Plan, none of KPP, any of its respective Subsidiaries, nor any of their respective ERISA Affiliates has received any notification, nor has any reason to believe, that any such Multiemployer Plan is in reorganization, has been terminated, is insolvent, or may reasonably be expected to be in reorganization, to be insolvent, or to be terminated.

(vii)                           (A) Each of the Kaneb Plans has been operated and administered in all material respects in accordance with applicable law and administrative rules and regulations of any Governmental Entity, including, but not limited to, ERISA and the Code, and (B) there are no pending or, to the Knowledge of the Kaneb Entities, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against the Kaneb Plans, any fiduciaries thereof with respect to their duties to the Kaneb Plans or the assets of any of the trusts under any of the Kaneb Plans which could reasonably be expected to result in any material liability of any of the Kaneb Entities or any of their respective Subsidiaries to the PBGC, the U.S. Department of the Treasury, the U.S. Department of Labor, any Kaneb Plan, any participant in a Kaneb Plan, or any other party.

(viii)                        Except as set forth in Section 4.1(m)(viii) of the Kaneb Disclosure Schedule, KPP and its Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage that is required by Section 4980B of the Code or Part 6 of Title I of ERISA or that is provided at no expense to KPP and its Subsidiaries.  KPP and its Subsidiaries have reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree health or life insurance coverage.

(ix)                                Section 4.1(m)(ix) of the Kaneb Disclosure Schedule sets forth (A) an accurate and complete list of each Kaneb Plan under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event), result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit (including the forgiveness of indebtedness) to any employee, officer or director of KPP or any of its respective Subsidiaries, or could limit the right of KPP or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Kaneb Plan or related trust or any employment agreement or related trust, and (B) a reasonable good faith estimate of the maximum amount of the payments or value of benefits that could become payable to officers and senior management of KPP or any of its respective Subsidiaries if their employment were terminated at the KPP Effective Time.  No amounts or benefits payable by KPP or any of its Subsidiaries will be “parachute payments” within the meaning of Section 280G of the Code.

(x)                                   Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Kaneb Entities ,all Kaneb Benefit Plans subject to the laws of any jurisdiction outside of the United States (A) have been maintained in accordance with all applicable requirements; (B) if they are intended to qualify for special tax treatment meet all requirements for such treatment; and (C) if they are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(xi)                                There does not now exist, nor do any circumstances exist that could result in, any liability (A) under Title IV of ERISA, (B) under section 302 of ERISA, (C) under sections 412 and 4971 of the Code, (D) as a result of a failure to comply with the continuation coverage requirements of section 601 et seq. of ERISA and section 4980B of the Code, and (E) under corresponding or similar provisions of foreign laws or regulations, other than such liabilities that arise solely out of, or relate solely to, the Kaneb Benefit Plans, that would be a liability of KPP or any of its Subsidiaries following the Effective Time.  Without limiting the generality of the foregoing, neither the Kaneb Entities nor any of their respective Subsidiaries, nor any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069, 4204 or 4212 of ERISA. With respect to each Kaneb Plan, there is not now, nor do any circumstances exist that could give rise to, any requirement for the posting of security with respect to a Kaneb Plan or the imposition of any lien on the assets of KPP or any of its respective Subsidiaries under ERISA or the Code.

(xii)                             None of KPP or any of its Subsidiaries has any potential liability, contingent or otherwise, under the Coal Industry Retiree Health Benefits Act of 1992.  None of KPP, any of its Subsidiaries or any entity that was ever an ERISA Affiliate of KPP or any of its Subsidiaries was, on July 20, 1992, required to be treated as a single employer under Section 414 of the Code together with an entity that was ever a party to any collective bargaining agreement or any other agreement with the United Mine Workers of America.

(n)                                 Property of the Kaneb Entities.

(i)                                     Except for Permitted Encumbrances, failures that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Kaneb Entities or as set forth in Section 4.1(n) of the Kaneb Disclosure Schedule, KPP or its Subsidiaries have defensible, good and valid fee or leasehold title (or, with respect to Kaneb Pipeline Systems, title to or interest in the applicable Kaneb Pipeline System sufficient to enable KPP and its Subsidiaries to conduct their businesses with respect thereto without interference as it is currently being conducted) to or valid and enforceable Rights of Way through the Kaneb Real Property and its other Assets, free and clear of all Encumbrances.

(ii)                                  Except for violations that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Kaneb Entities or in Section 4.1(n) of the Kaneb Disclosure Schedule, the businesses of KPP and its Subsidiaries have been and are being operated in a manner which does not violate the terms of any Rights of

Way used by KPP or its Subsidiaries in their businesses. All Rights of Way used by KPP or its Subsidiaries in their business are valid and enforceable, except as the enforceability thereof may be affected by bankruptcy, insolvency or other laws of general applicability affecting the rights of creditors generally or principles of equity, and grant the rights purported to be granted thereby and all rights necessary thereunder for the current operation of such businesses, except where the failure of any such Right of Way to be valid and enforceable or to grant the rights purported to be granted thereby or necessary thereunder would not have a Material Adverse Effect on the Kaneb Entities. Except as set forth in Section 4.1(n) of the Kaneb Disclosure Schedule, there are no gaps in the Right of Ways used by KPP and its Subsidiaries in their businesses that would impair the conduct of such businesses in a manner that would, or that could reasonably be expected to, have a Material Adverse Effect on the Kaneb Entities, and no part of the Kaneb Pipeline System is located on property that is not owned in fee by KPP or its respective Subsidiaries or subject to a Right of Way in favor of KPP or one of its Subsidiaries, where the failure of such Kaneb Pipeline System to be so located would have a Material Adverse Effect on the Kaneb Entities.

(iii)          There is no pending or, to the Knowledge of the Kaneb Entities, threatened condemnation of any material part of the Kaneb Real Property used or necessary for the conduct of KPP’s and its Subsidiaries’ businesses, as they are presently conducted, by any Governmental Entity or other Person.

(iv)          The Kaneb Real Property and all buildings, structures, improvements and fixtures located on the Kaneb Real Property and used in the businesses of KPP and its Subsidiaries (and all appurtenances thereto and other aspects thereof used in the business) (1) are in good operating condition and are structurally sound and free of material defects; and (2) are otherwise adequate and appropriate in all material respects (including containing lawful means of access) to permit the use thereof in the manner for the purposes to which it is presently devoted, except in each case as could not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Kaneb Entities.

(o)                                 Intellectual Property.  Except as would not reasonably be expected to have a Material Adverse Effect on the Kaneb Entities, (i) KPP and its Subsidiaries own, or are licensed to use, all Intellectual Property used in and necessary for the conduct of their business as it is currently conducted, (ii) to the Knowledge of the Kaneb Entities, the use of Intellectual Property by KPP and its Subsidiaries does not infringe on or otherwise violate the rights of any third party, and, to the extent such Intellectual Property is licensed, its use is in accordance in all material respects with the applicable license pursuant to which KPP acquired the right to use such Intellectual Property, (iii) to the Knowledge of the Kaneb Entities, no third party is challenging, infringing on or otherwise violating any right of KPP in the Intellectual Property, (iv) neither KPP nor any of its Subsidiaries has received any written notice of any pending claim, order or proceeding with respect to any Intellectual Property used in and necessary for the conduct of KPP’s and its Subsidiaries’ businesses, as they are currently conducted, and (v) to the Knowledge of the Kaneb Entities, no Intellectual Property is being used or enforced by KPP or any of its Subsidiaries in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of any Intellectual Property used in and necessary for the conduct of KPP’s and its Subsidiaries’ businesses, as they are currently conducted.

(p)                                 State Takeover Laws; Rights Plan.    KPP GP has approved this Agreement and the transactions contemplated by this Agreement as required under Section 17-211 of the DRULPA and any other applicable state takeover laws and any applicable provision of the KPP Partnership Agreement so that any such state takeover laws and such provisions will not apply to this Agreement or any of the transactions contemplated hereby.

(q)                                 Opinion of Financial Advisor.  KPP has received the opinion of Houlihan, Lokey, Howard & Zukin, dated the date of this Agreement, to the effect that the KPP Consideration to be received by holders of KPP Units (excluding VLI or any affiliates or associates thereof, any Kaneb Entity or any affiliates or associates thereof, including KSL, or any director or executive officer of any Kaneb Entity or KSL) in the KPP Merger is fair to such KPP Unitholders from a financial point of view.

(r)                                    Board Approval and General Partner Approval.  The board of directors of KPP GP at a meeting duly called and held, has by unanimous vote of those directors present, (i) determined that this Agreement and the transactions contemplated hereby are advisable, fair to and in the best interests of the KPP Unitholders, (ii) approved and adopted this Agreement and (iii) recommended that the KPP Merger and this Agreement be approved and adopted by the KPP Unitholders.

(s)                                  Broker’s Fees.  None of the Kaneb Entities nor any of their respective Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

(t)                                    Taxes.  Except in each case for any exceptions that are immaterial individually and in the aggregate:  (i) all Tax Returns that were required to be filed by or with respect to KPP or any of its Subsidiaries have been duly and timely filed, (ii) all items of income, gain, loss, deduction and credit or other items required to be included in each such Tax Return, have been so included, (iii) all Taxes owed by KPP or any of its Subsidiaries that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established, (iv) all Tax withholding and deposit requirements imposed on or with respect to KPP or any of its Subsidiaries have been satisfied in full in all respects, (v) there are no Encumbrances on any of the assets of KPP or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, (vi) there is no written claim against KPP or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed, or threatened in writing with respect to any Tax Return of or with respect to KPP or any of its Subsidiaries, (vii) there is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to KPP or any of its Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to any of KPP or any of its Subsidiaries, (viii) none of KPP or any of its Subsidiaries will be required to include any amount in income for any taxable period as a result of a change in accounting method for any taxable period ending on or before the Closing Date or pursuant to any agreement with any Tax authority with respect to any such taxable period, (ix) except as set forth in Section 4.1(t) of the Kaneb Disclosure Schedule, none of  KPP or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by any of the Kaneb Entities or any of their Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement, (x) none of KPP or any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person (other than a Kaneb Entity or any of their Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise, (xi) KPP is a “publicly traded partnership” for United States federal income tax purposes, and (xii) at least 90% of the gross income of KPP for each taxable year since its formation has been from sources that will be treated as “qualifying income” within the meaning of section 7704(d) of the Code.

(u)                                 Labor Relations; Collective Bargaining Agreements.  Except as set forth in Section 4.1(u) of the Kaneb Disclosure Schedule, neither KPP nor any of its Subsidiaries is a party to any collective bargaining or other labor union contract applicable to persons employed by KPP or any of its Subsidiaries, and no collective bargaining agreement or other labor union contract is being negotiated by KPP or any of its Subsidiaries.  No labor organization or group of employees of KPP or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Kaneb Entities, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority.  Except as would not reasonably be expected to have a Material Adverse Effect on the Kaneb Entities, (i) there is no labor dispute, strike, slowdown or work stoppage against KPP or any of its Subsidiaries pending or, to the Knowledge of any of the Kaneb Entities, threatened against KPP or any of its Subsidiaries and (ii) no unfair labor practice or labor charge or complaint has occurred with respect to KPP or any of its Subsidiaries.

(v)                                 Regulation as a Utility; Investment Company.  None of the Kaneb Entities nor any of its Subsidiaries is (i) an “investment company”, as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended, or (ii) (1) a “public-utility company” or a “holding company” or (2) a “subsidiary company” or an “affiliate” of a “public-utility company” or a “holding company,” as such terms are defined in the Public Utility Holding Company Act of 1935, as amended. Except as set forth in Section 4.1(v) of the Kaneb Disclosure Schedule, none of the Kaneb Entities or their affiliates, all or part of whose rates or services are regulated by a Governmental Entity, is a party to any proceeding before a Governmental Entity that could reasonably be expected to result in orders having a Material Adverse Effect with respect to the Kaneb Entities, nor to the Knowledge of the Kaneb Entities has notice of such a proceeding been given or has any Governmental Entity indicated to any of the Kaneb Entities its intention to hold such a proceeding.

4.2           Representations and Warranties of VLI.  Except as disclosed in a section of the VLI disclosure schedule delivered to the Kaneb Entities concurrently herewith (the “VLI Disclosure Schedule”) corresponding to the subsection of this Section 4.2 to which such disclosure applies or as specifically identified in the VLI SEC Documents filed prior to the date hereof, VLI hereby represents and warrants to the Kaneb Entities as follows:

(a)                                  Organization.

(i)            Each of VLI and VLI GP is a limited partnership and Parent GP is a limited liability company, in each case, duly organized, validly existing and in good standing under the laws of the State of Delaware.  Each of VLI, VLI GP and Parent GP has the requisite power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to have such power or authority or be so licensed or qualified would not, either individually or in the aggregate, have a Material Adverse Effect on VLI.  True and complete copies of the VLI Partnership Agreement, as in effect as of the date of this Agreement, have previously been made available by VLI to the Kaneb Entities.

(ii)           Each Subsidiary of VLI (A) is duly organized and validly existing under the laws of its jurisdiction of organization, (B) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (C) has all requisite power and authority to own or lease its properties and assets and to carry on its business as now conducted except in each case where the failure to have such power or authority or to be so organized in existence or qualified would not have a Material Adverse Effect on VLI.

(iii)          Section 4.2(a)(iii) of the VLI Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of each of the VLI Entities and VLI Partially Owned Entities and each of their respective Subsidiaries, together with (i) the nature of the legal organization of such Person, (ii) the jurisdiction of organization or formation of such Person, (iii) the name of each VLI Entity or VLI Partially Owned Entity that owns beneficially or of record any equity or similar interest in such Person, and (iv) the percentage interest owned by such VLI Entity or VLI Partially Owned Entity in such Person.  None of the VLI Entities is subject to any obligation in excess of $1,000,000 to provide funds to or make any investment in (in the form of a loan, capital contribution or otherwise) any of their Subsidiaries, Partially Owned Entities or other Persons.

(b)                                 Capitalization.

(i)            As of the date of this Agreement, VLI has no limited partner interests issued and outstanding other than the following:  (1)  13,442,072 VLI Common Units, including 614,572 issued to UDS Logistics LLC, with respect to which UDS Logistics LLC is the sole record holder, and 40,421 issued to VLI GP, with respect to which VLI GP is the sole record holder; (2) outstanding options to purchase 219,106 VLI Common Units at the exercise prices and with the vesting schedules set forth on Section 4.2(b)(i)(2) of the VLI Disclosure Schedule; (3) outstanding awards for the issuance of 38,206 restricted VLI Common Units having the vesting schedules set forth on Section 4.2(b)(i)(3) of the VLI Disclosure Schedule; and (4) 9,599,322 VLI Subordinated Units issued to UDS Logistics LLC, with respect to which UDS Logistics LLC is the sole record holder.

(ii)           Each of the VLI Common Units and the VLI Subordinated Units and the limited partner interests represented thereby have been duly authorized and validly issued in accordance with applicable laws and the VLI Partnership Agreement, and are fully paid (to the extent required under the VLI Partnership Agreement) and non-assessable (except to the extent such non-assessability may be affected by Section 17-607 of the DRULPA).  Such VLI

Common Units and VLI Subordinated Units were not issued in violation of pre-emptive or similar rights or any other agreement or understanding binding on VLI.  All of the outstanding equity interests of the direct and indirect Subsidiaries of VLI and the VLI Partially Owned Entities have been duly authorized and are validly issued, fully paid (to the extent required under the applicable governing documents) and non-assessable and free of pre-emptive rights (except (1) with respect to general partner interests, (2) as set forth to the contrary in the applicable governing documents and (3) to the extent such non-assessability may be affected by the DRULPA or the LLC Act) and were not issued in violation of pre-emptive or similar rights; and all such shares and other equity interests, other than interests in VLI Partially Owned Entities that are owned by others, are owned, directly or indirectly, by VLI, free and clear of all Encumbrances.  No Subsidiary of VLI has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any equity securities or any other equity ownership interests of such Subsidiary or any securities representing the right to purchase or otherwise receive any equity security of such Subsidiary.  No Subsidiary of VLI has any Voting Debt.

(iii)          VLI GP is the sole general partner of VLI.  VLI GP is the sole record and beneficial owner of the general partner interest in VLI, and such general partner interest has been duly authorized and validly issued in accordance with applicable laws and the VLI Partnership Agreement.  VLI GP owns such general partner interest free and clear of any Encumbrances.  VLI GP is the sole record and beneficial owner of all of the VLI Incentive Distribution Rights and owns such rights free and clear of all Encumbrances.

(iv)          Parent GP is the sole general partner of VLI GP.  Parent GP is the sole record and beneficial owner of the general partner interest in VLI GP, and such general partner interest has been duly authorized and validly issued in accordance with applicable laws and the VLI GP partnership agreement.  Parent GP owns such general partner interest free and clear of any Encumbrances.

(c)                                  Authority; No Violation.

(i)            Each of the VLI Entities has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to VLI Unitholders Approval.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by VLI Sub B and VLI, as its sole member, and by Parent GP, on behalf of VLI GP.  Parent GP, on behalf of VLI GP, has directed that this Agreement be submitted to VLI Unitholders for approval at a meeting of VLI Unitholders for the purpose of approving the issuance of the VLI Common Units constituting the KPP Consideration in the KPP Merger (the “VLI Unitholders Meeting”), and, except for the approval of the issuance of VLI Common Units in the KPP Merger by both the holders of a majority of the outstanding VLI Common Units and the holders of a majority of the outstanding VLI Subordinated Units, each voting as a separate class, (holders of VLI Common Units and VLI Subordinated Units are referred to collectively herein as the “VLI Unitholders”) at a meeting of VLI Unitholders at which a quorum is present (the “VLI Unitholders Approval”), no other proceedings on the part of VLI are necessary to approve this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the VLI Entities and (assuming due authorization, execution and delivery by the Kaneb Entities) constitutes a valid and binding obligation of the VLI Entities, enforceable against the VLI Entities in accordance with its terms.

(ii)           Neither the execution and delivery of this Agreement by VLI, nor the consummation by VLI of the transactions contemplated hereby, nor compliance by VLI with any of the terms or provisions hereof, will (A) violate any provision of the VLI Partnership Agreement or the organizational documents of its Subsidiaries or (B) assuming that the consents and approvals referred to in Section 4.2(d) are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to VLI, any of its Subsidiaries or, to VLI’s Knowledge, VLI Partially Owned Entities or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, accelerate any right or benefit provided by, or result in the creation of any Encumbrance upon any of the respective properties or assets of VLI, any of its Subsidiaries or, to the VLI Entities’ Knowledge, the Partially Owned Entities under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which VLI, any of its Subsidiaries or, to the VLI Entities’ Knowledge, the Partially Owned Entities is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, will not have a Material Adverse Effect on VLI.

(d)                                 Consents and Approvals.  Except for (i) the filing of a notification and report form under the HSR Act and the termination or expiration of the waiting period under the HSR Act, (ii) the Other Approvals, (iii) the filing with the SEC of the Joint Proxy Statement/Prospectus and the Form S-4, (iv) the filing of the Certificate of Merger, (v) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of VLI Common Units pursuant to this Agreement and (vii) such other consents, approvals, filings and registrations the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on VLI, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by the VLI Entities of this Agreement and (B) the consummation by the VLI Entities of the transactions contemplated by this Agreement.

(e)                                  Financial Reports and SEC Documents; Disclosure and Internal Controls.

(i)            The VLI 2003 10-K and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by VLI or any of its Subsidiaries subsequent to December 31, 2000, including, but not limited to, items incorporated by reference into such reports, registration statements, definitive proxy statements or information statements under the Securities Act or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, in the form filed, or to be filed (collectively, the “VLI SEC Documents”), with the SEC (i) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) as of its filing date, did not or will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such VLI SEC Document (including the related notes and schedules thereto) fairly presents or will fairly present the financial position of the entity or entities to which it relates as of its date, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such VLI SEC Documents (including any related notes and schedules thereto) fairly presents or will fairly present the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of the entity or entities to which it relates for the periods to which it relates, in each case in accordance with GAAP consistently applied during the periods involved, except, in each case, as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.  There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to the VLI SEC Documents.  No executive officer of VLI or VLI GP has failed in any respect to make the certification required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act of 2002 and no enforcement action has been initiated against VLI relating to disclosures contained in any VLI SEC Documents.

(ii)           Prior to the date of this Agreement and in the ordinary course of business, the board of directors of Parent GP has established approval procedures  (which, as in effect as of the date of this Agreement, have previously been disclosed to the Kaneb Entities) with respect to the open position resulting from VLI’s and its Subsidiaries’ physical commodity transactions, exchange-traded futures and options and over-the-counter derivative instruments.

(iii)          Except as set forth in Section 4.2(e)(iii) of the VLI Disclosure Schedule, the records, systems, controls, data and information of VLI  and its Subsidiaries are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of VLI or its Subsidiaries or accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the following sentence.  VLI and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, including that (1) transactions are executed only in accordance with management’s authorization; (2) transactions are recorded as necessary to permit preparation of the financial statements of VLI and to maintain accountability for the assets of VLI and its Subsidiaries, as applicable; (3) access to such assets is permitted only in accordance with management’s authorization; (4) the reporting of such assets is compared with existing assets at regular intervals; and (5) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.  VLI (1) has designed disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to such entity and its Subsidiaries is made known to the management of such entity (or its general partner) by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the VLI SEC Documents, and (2) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to its auditors and the audit committee of its or its general partner’s board of directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect its ability to record, process, summarize and report financial data and have disclosed to its auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls.  VLI has made available to the Kaneb Entities a summary of any such disclosure made by management to VLI’s auditors and audit committee since January 1, 2002.  VLI has initiated its process of compliance with Section 404 of the Sarbanes-Oxley Act and expects to be in full compliance therewith by the SEC mandated compliance date.

(iv)          Except as set forth in Section 4.2(e)(iv) of the VLI Disclosure Schedule, since July 30, 2002, (x) none of VLI or any of its Subsidiaries nor, to the Knowledge of VLI, any director, officer, employee, auditor, accountant or representative of either of VLI or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of VLI or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that VLI or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no attorney representing VLI or any of its Subsidiaries, whether or not employed thereby, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by VLI or any of its officers, directors, employees or agents, or those of its Subsidiaries, to the board of directors of VLI GP or any committee thereof or to any director or officer of VLI.

(f)                                    Absence of Undisclosed Liabilities.  Except as disclosed in the audited financial statements (or notes thereto) included in the VLI 2003 10-K, neither VLI nor any of its Subsidiaries had at December 31, 2003, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except (a) liabilities, obligations or contingencies which (i) are accrued or reserved against in the financial statements in the VLI 2003 10-K or reflected in the notes thereto or (ii) were incurred thereafter in the ordinary course of business and consistent with past practices, (b) liabilities, obligations or contingencies which (i) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on VLI or (ii) have been discharged or paid in full prior to the date hereof.

(g)                                 Absence of Certain Changes or Events.  (i)  Since December 31, 2003, except as set forth in the VLI SEC Documents filed prior to the date hereof, no event or events have occurred that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on VLI.

(ii)           Except as set forth in as set forth in Section 4.2(g)(ii) of the VLI Disclosure Schedule, since December 31, 2003, VLI and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

(iii)          Except as set forth in Section 4.2(g)(iii) of the VLI Disclosure Schedule or as permitted under Section 5.2(h) hereof, since December 31, 2003, neither VLI nor any of its Subsidiaries has (A) except for such actions as were in the ordinary course of business consistent with past practice or except as required by applicable law, (I) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer or director from the amount thereof in effect as of December 31, 2003, or (II) granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonuses, to any executive officer or director or (B) suffered any strike, work stoppage, slowdown, or other labor disturbance which would be reasonably be expected to have (in the case of this clause (B) only), either individually or in the aggregate, a Material Adverse Effect on the VLI.

(iv)          Since December 31, 2003 and prior to the date hereof, VLI has not declared any distributions on VLI Common Units or VLI Subordinated Units other than its regular quarterly distributions as follows:

Quarter	Amount per VLI Common Unit	Amount per VLI Subordinated Unit
Fourth (2003)	$0.75	$0.75
First (2004)	$0.80	$0.80
Second (2004)	$0.80	$0.80
Third (2004)	$0.80	$0.80

(h)                                 Legal Proceedings.  Except as disclosed in the VLI SEC Documents filed prior to the date hereof or Section 4.2(h) of the VLI Disclosure Schedule, there is no suit, action or proceeding or investigation pending or, to the Knowledge of VLI, threatened, against or affecting VLI or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on VLI, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against VLI or its Subsidiaries having, or which would reasonably be expected to have, individually or in the aggregate, any such effect.

(i)                                     Compliance with Applicable Law.  VLI and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default under any, applicable law, statute, order, rule or regulation of any Governmental Entity relating to VLI or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on VLI.

(j)                                     Contracts.  Except as disclosed in the VLI SEC Documents filed prior to the date hereof, or Section 4.2(j) of the VLI Disclosure Schedule:

(i)            Neither VLI nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (1), which, upon the consummation or VLI Unitholders Approval of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from KPP, VLI, the

Surviving Partnership or any of their respective Subsidiaries to any director, officer or employee thereof, (2) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K), or which, if entered into, amended, terminated or otherwise created or modified on or after the date of this Agreement, would be required to be disclosed on a Current Report on Form 8-K filed with the SEC, to be performed after the date of this Agreement that has not been filed or incorporated by reference in the VLI SEC Documents filed prior to the date of this Agreement, (3) which materially restricts the conduct of any line of business by VLI or upon consummation of the KPP Merger will materially restrict the ability of the VLI Entities to engage in any line of business, (4) relating to any outstanding commitment for any capital expenditure in excess of $10,000,000, (5) with any labor union or organization, (6) except as (a) reflected in the financial statements included in the VLI SEC Documents filed prior to the date hereof or (b) from the date hereof to the extent permitted under Section 5.2(h), indentures, mortgages, liens, promissory notes, loan agreements, guarantees or other arrangements relating to the borrowing of money by any of the VLI Entities or any of their Subsidiaries, (7) containing provisions triggered by change of control of any of the VLI Entities or any of their Subsidiaries or (8) in favor of directors or officers relating to employment or compensation or providing rights to indemnification, or (9) between any of the VLI Entities and any of their respective Affiliates.  Each contract, arrangement, commitment or understanding of the type described in this Section 4.2(j), whether or not set forth in the VLI Disclosure Schedule or in such VLI SEC Documents, is referred to herein as a “VLI Contract”.  True and complete copies of all such VLI Contracts have been made available by the VLI Entities to the Kaneb Entities.

(ii)           (A) Each VLI Contract is valid and binding on VLI and any of its Subsidiaries that is a party thereto, as applicable, and in full force and effect, (B) VLI and each of its Subsidiaries has performed all obligations required to be performed by it to date under each VLI Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on VLI, and (C) neither VLI nor any of its Subsidiaries knows of, or has received notice of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of VLI or any of its Subsidiaries under any such VLI Contract, except where such default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on VLI.

(k)                                  Insurance.

(i)            Section 4.2(k) of the VLI Disclosure Schedule sets forth a true and complete list of all Policies of VLI.  Upon request, VLI will make available to the Kaneb Entities  certificates of insurance and insurance summaries from the insurance broker evidencing the existence of the Policies.  Except as set forth on Section 4.2(k) of the VLI Disclosure Schedule, all such policies are in full force and effect.  All premiums payable under such Policies have been paid in a timely manner and VLI and its Subsidiaries have complied in all material respects with the terms and conditions of all such Policies.

(ii)           Neither VLI nor any of its Subsidiaries is in default under any provisions of the Policies, and there is no claim by VLI or any of its Subsidiary or any of other person pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters or issuers of such Policies.  None of VLI or any of its Subsidiaries has received written notice from an insurance carrier issuing any Policies that alteration of any equipment or any improvements located on Real Property, purchase of additional equipment, or modification of any of the methods of doing business of VLI or its Subsidiaries, will be required or suggested after the date of this Agreement, except for any such alterations or modifications as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on VLI.

(l)                                     Environmental Liability.  Except as set forth in Section 4.2(l) of the VLI Disclosure Schedule, and except as would not have a Material Adverse Effect on VLI: (a) VLI and its Subsidiaries, and to the Knowledge of VLI, the VLI Partially Owned Entities, and their respective businesses, operations, properties and Assets are in compliance with all Environmental Laws and Environmental Permits; (b) VLI, its Subsidiaries, and to the Knowledge of VLI, the VLI Partially Owned Entities, have obtained or filed for all Environmental Permits for their respective businesses, operations, properties and Assets as they currently exist and all such Environmental Permits are currently in full force and effect; (c) VLI, its Subsidiaries, and to the Knowledge of VLI, the VLI Partially Owned Entities, and their respective businesses, operations, properties and Assets are not subject to any pending or, to the Knowledge of VLI, threatened claims, actions, suits, writs, injunctions, decrees, orders, judgments, investigations, inquiries or proceedings relating to their compliance with Environmental Laws; (d) (i) there has been no Release of Hazardous Substances on, under or from the current or former property owned, leased or operated by VLI, its Subsidiaries, or to the Knowledge of VLI, the VLI Partially Owned Entities, that was required to be reported under applicable Environmental Laws but was not so reported, and (ii) VLI has provided the Kaneb Entities with copies of all reports and related documentation regarding any Release of Hazardous Substances on, under or from the current or former property owned, leased or operated by VLI, its Subsidiaries, or to the Knowledge of VLI, the VLI Partially Owned Entities; (e) none of VLI, its Subsidiaries, and to the Knowledge of VLI, the VLI Partially Owned Entities have received any written notice asserting an alleged liability or obligation under any Environmental Laws involving VLI, its Subsidiaries or the VLI Partially Owned Entities with respect to the actual or alleged Hazardous Substance contamination of any property offsite of the properties of VLI; (f) to the Knowledge of VLI, there are not any existing, pending or threatened actions, suits, claims, investigations, inquiries or proceedings by or before any court or any other Governmental Entity directed against VLI, its Subsidiaries or the VLI Partially Owned Entities that pertain or relate to personal injury or property damage claims relating to a Release of Hazardous Substances; (g) there have been no ruptures in the VLI Pipeline Systems resulting in personal injury, loss of life, or material property damage; (h) to the Knowledge of VLI, there are no defects, corrosion or other damage to any of the VLI Pipeline Systems that could reasonably be expected to create a risk of pipeline integrity failure; and (i) VLI has made available to KPP complete and correct information regarding compliance matters relating to Environmental Laws in the possession of VLI or its Subsidiaries and relating to their respective businesses, operations, properties or Assets.

(m)                               Employee Benefit Plans; Labor Matters.

(i)            Section 4.2(m)(i) of the VLI Disclosure Schedule includes a complete list of all VLI Benefit Plans.

(ii)           With respect to each VLI Plan, VLI has delivered or made available to the Kaneb Entities, as applicable, a true, correct and complete copy of:  (A) each VLI Plan document or a summary of any unwritten VLI Plan, trust agreement and insurance contract or other funding vehicle; (B) the most recent Annual Report (Form 5500 Series) and accompanying schedule; (C) the current summary plan description and any material modifications thereto (in each case, whether or not required to be furnished under ERISA); (D) the most recent annual financial report; (E) the most recent actuarial report; and (F) the most recent determination letter from the Internal Revenue Service.  Except as specifically provided in the foregoing documents delivered or made available to the Kaneb Entities or except as provided on Section 4.2(m)(ii) of the VLI Disclosure Schedule, there are no amendments to any VLI Plan that have been adopted or approved nor has any VLI Entity or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new VLI Plan.

(iii)          Section 4.2(m)(iii) of the VLI Disclosure Schedule identifies each VLI Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“VLI Qualified Plans”).  The Internal Revenue Service has issued a favorable determination letter with respect to each VLI Qualified Plan and the related trust, and such determination letter has not been revoked.  No circumstances exist and no events have occurred that could adversely affect the qualified status of any VLI Qualified Plan or the related trust, which could not be corrected under the Internal Revenue Service’s Employee Plans Compliance Resolution System (Revenue Procedure 2003-44) without material liability.  No VLI Plan is intended to meet the requirements of Code Section 501(c)(9).

(iv)          All contributions required to be made to any VLI Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any VLI Plan, for any period through the date of this Agreement have been timely made or, to the extent not required to be made or paid on or before the date of this Agreement, have been fully reflected on the financial statements. Each VLI Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is either (A) funded through an insurance company contract and is not a “welfare benefit fund” with the meaning of Section 419 of the Code or (B) unfunded.

(v)           With respect to each VLI Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (A) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (B) the fair market value of the assets of such VLI Plan equals or exceeds the actuarial present value of all accrued benefits under such VLI Plan (whether or not vested) on an accumulated benefits obligation basis based on the most recent actuarial report for each such plan; (C) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (D) all premiums to the PBGC have been timely paid in full; (E) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by any VLI Entity or any of its Subsidiaries; and (F) the PBGC has not instituted proceedings to terminate any such VLI Plan and, to the Knowledge of the VLI Entities, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such VLI Plan.

(vi)          No VLI Benefit Plan is a Multiemployer Plan or a Multiple Employer Plan; and (B) none of the VLI Entities, any of their respective Subsidiaries nor any ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full or reasonably expects to incur any such liability. With respect to each VLI Benefit Plan that is a Multiemployer Plan, none of the VLI Entities, any of their respective Subsidiaries, nor any of their respective ERISA Affiliates has received any notification, nor has any reason to believe, that any such Multiemployer Plan is in reorganization, has been terminated, is insolvent, or may reasonably be expected to be in reorganization, to be insolvent, or to be terminated.

(vii)         Each of the VLI Plans has been operated and administered in all material respects in accordance with applicable law and administrative rules and regulations of any Governmental Entity, including, but not limited to, ERISA and the Code, and there are no pending or, to the Knowledge of the VLI Entities, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against the VLI Plans, any fiduciaries thereof with respect to their duties to the VLI Plans or the assets of any of the trusts under any of the VLI Plans which could reasonably be expected to result in any material liability of any of the VLI Entities or any of their respective Subsidiaries to the PBGC, the U.S. Department of the Treasury, the U.S. Department of Labor, any VLI Plan, any participant in a VLI Plan, or any other party.

(viii)        Except as set forth in Section 4.2(m)(viii) of the VLI Disclosure Schedule, the VLI Entities and their respective Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage that is required by Section 4980B of the Code or Part 6 of Title I of ERISA or that is provided at no expense to the VLI Entities and their respective Subsidiaries.  The VLI Entities and their respective Subsidiaries have reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree health or life insurance coverage.

(ix)           Section 4.2(m)(ix) of the VLI Disclosure Schedule sets forth (A) an accurate and complete list of each VLI Plan under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event), result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit (including the forgiveness of indebtedness) to any employee, officer or director of the VLI Entities or any of their respective Subsidiaries, or could limit the right of the VLI Entities or any of their respective Subsidiaries to amend, merge, terminate or receive a reversion of assets from any VLI Plan or related trust or any employment agreement or related trust, and (B) a reasonable good faith estimate of the maximum amount of the payments or value of benefits that could become payable to officers and senior management of the VLI Entities or any of their respective Subsidiaries if their employment were terminated at either of the Effective Times.

(x)            Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the VLI Entities, all VLI Benefit Plans subject to the laws of any jurisdiction outside of the United States (A) have been maintained in accordance with all applicable requirements; (B) if they are intended to qualify for special tax treatment meet all requirements for such treatment; and (C) if they are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(xi)           There does not now exist, nor do any circumstances exist that could result in, any liability (A) under Title IV of ERISA, (B) under section 302 of ERISA, (C) under sections 412 and 4971 of the Code, (D) as a result of a failure to comply with the continuation coverage requirements of section 601 et seq. of ERISA and section 4980B of the Code, and (E) under corresponding or similar provisions of foreign laws or regulations, other than such liabilities that arise solely out of, or relate solely to, the VLI Benefit Plans, that would be a liability of the VLI Entities or any of their respective Subsidiaries following the Effective Time.  Without limiting the generality of the foregoing, neither the VLI Entities nor any of their respective Subsidiaries, nor any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069, 4204 or 4212 of ERISA. With respect to each VLI Plan, there is not now, nor do any circumstances exist that could give rise to, any requirement for the posting of security with respect to a VLI Plan or the imposition of any lien on the assets of the VLI Entities or any of their respective Subsidiaries under ERISA or the Code.

(xii)          None of the VLI Entities or any of their respective Subsidiaries has any potential liability, contingent or otherwise, under the Coal Industry Retiree Health Benefits Act of 1992.  None of VLI, any of its Subsidiaries or any entity that was ever an ERISA Affiliate of VLI or any of its Subsidiaries was, on July 20, 1992, required to be treated as a single employer under Section 414 of the Code together with an entity that was ever a party to any collective bargaining agreement or any other agreement with the United Mine Workers of America.

(n)                                 Property of VLI.

(i)            Except for Permitted Encumbrances, failures that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on VLI or in Section 4.2(n) of the VLI Disclosure Schedule, VLI or its Subsidiaries have defensible, good and valid fee or leasehold title (or, with respect to VLI Pipeline Systems, title to or interest in the applicable VLI Pipeline System sufficient to enable VLI and its Subsidiaries to conduct their businesses with respect thereto without interference as it is currently being conducted) to or valid and enforceable Rights of Way through the VLI Real Property and its other Assets, free and clear of all Encumbrances.

(ii)           Except for violations that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on VLI or as set forth in the VLI SEC Documents filed prior to the date hereof or in Section 4.2(n) of the VLI Disclosure Schedule, the businesses of VLI and its Subsidiaries have been and are being operated in a manner which does not violate the terms of any Rights of Way used by VLI or its  Subsidiaries in their businesses. All Rights of Way used by VLI or its Subsidiaries in their business are valid and enforceable, except as the enforceability thereof may be affected by bankruptcy, insolvency or other Laws of general applicability affecting the rights of creditors generally or principles of equity, and grant the rights purported to be granted thereby and all rights necessary thereunder for the current operation of such businesses, except where the failure of any such Right of Way to be valid and enforceable or to grant the rights purported to be granted thereby or necessary thereunder would not have a Material Adverse Effect on VLI.  Except as set forth in Section 4.2(n) of the VLI Disclosure Schedule, there are no gaps in the Right of Ways used by VLI and its  Subsidiaries in their businesses that would impair the conduct of such businesses in a manner that would, or that could reasonably be expected to, have a Material Adverse Effect on VLI, and no part of the VLI Pipeline System is located on property that is not owned in fee by VLI or its Subsidiaries or subject to a Right of Way in favor of VLI or one of its Subsidiaries, where the failure of such VLI Pipeline System to be so located would have a Material Adverse Effect on VLI.

(iii)          There is no pending or, to the Knowledge of VLI, threatened condemnation of any material part of the VLI Real Property used or necessary for the conduct of VLI and its Subsidiaries’ businesses, as they are presently conducted, by any Governmental Entity or other Person.

(iv)          The VLI Real Property and all buildings, structures, improvements and fixtures located on the VLI Real Property and used in the businesses of VLI and its Subsidiaries (and all appurtenances thereto and other aspects thereof used in the business) (1) are in good operating condition and are structurally sound and free of material defects; and (2) are otherwise adequate and appropriate in all material respects (including containing lawful means of access) to permit the use thereof in the manner for the purposes to which it is presently devoted, except in each case as could not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on VLI.

(o)                                 Intellectual Property.  Except as would not reasonably be expected to have a Material Adverse Effect on VLI, (i) VLI and its Subsidiaries own, or are licensed to use, all Intellectual Property used in and necessary for the conduct of their business as it is currently conducted, (ii) to the Knowledge of VLI, the use of Intellectual Property by VLI and its Subsidiaries does not infringe on or otherwise violate the rights of any third party, and, to the extent such Intellectual Property is licensed, its use is in accordance in all material respects with the applicable license pursuant to which VLI acquired the right to use such Intellectual Property, (iii) to the Knowledge of VLI, no third party is challenging, infringing on or otherwise violating any right of VLI in the Intellectual Property, (iv) neither VLI nor any of its Subsidiaries has received any written notice of any pending claim, order or proceeding with respect to any Intellectual Property used in and necessary for the conduct of VLI’s and its Subsidiaries’ businesses as they are currently conducted, and (v) to the Knowledge of VLI, no Intellectual Property is being used or enforced by VLI or its Subsidiaries in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of any Intellectual Property used in and necessary for the conduct of VLI’s and its Subsidiaries’ businesses as they are currently conducted.

(p)                                 State Takeover Laws; Rights Plan.  Parent GP, on behalf of VLI GP, has approved this Agreement and the transactions contemplated by this Agreement as required under Section 17-211 of the DRULPA and any other applicable state takeover laws and any applicable provision of the VLI Partnership Agreement or the VLI GP partnership agreement so that any such state takeover laws and such provisions will not apply to this Agreement or any of the transactions contemplated hereby.

(q)                                 Opinion of Financial Advisor.  VLI has received the opinion of Credit Suisse First Boston LLC, dated the date of this Agreement, to the effect that, as of the date of this Agreement, the aggregate consideration to be paid by VLI in the KPP Merger and the KSL Merger is fair to VLI from a financial point of view.

(r)                                    General Partner Approval.  The board of directors of Parent GP on behalf of VLI GP has (i) determined that this Agreement and the transactions contemplated hereby are advisable, fair to and in the best interests of the unitholders of VLI, (ii) approved and adopted this Agreement, and (iii) recommended the approval of the issuance of the VLI Common Units by the VLI Unitholders contemplated by this Agreement.

(s)                                  Broker’s Fees.  Neither VLI nor any of its Subsidiaries nor any of its respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement, excluding fees to be paid to Credit Suisse First Boston LLC and Citigroup Global Markets Inc.

(t)                                    Taxes.  Except in each case for any exceptions that are immaterial individually and in the aggregate:  (i) all Tax Returns that were required to be filed by or with respect to VLI or any of its Subsidiaries have been duly and timely filed, (ii) all items of income, gain, loss, deduction and credit or other items required to be included in each such Tax Return have been so included, (iii) all Taxes owed by VLI or any of its Subsidiaries that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established, (iv) all Tax withholding and deposit requirements imposed on or with respect to VLI or any of its Subsidiaries have been satisfied in full in all respects, (v) there are no Encumbrances on any of the assets of VLI or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, (vi) there is no written claim against VLI or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed, or threatened in writing with respect to any Tax Return of or with respect to VLI or any of its Subsidiaries, (vii) there is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to VLI or any of its Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to VLI or any of its Subsidiaries, (viii) none of VLI or any of its Subsidiaries will be required to include any amount in income for any taxable period as a result of a change in accounting method for any taxable period ending on or before the Closing Date or pursuant to any agreement with any Tax authority with respect to any such taxable period, (ix) none of VLI or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by VLI or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement, (x) none of VLI or any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person (other than a VLI Entity or any of their Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise, (xi) VLI is a “publicly traded partnership” for United States federal income tax purposes and (xii) at least 90% of the gross income of VLI for each taxable year since its formation has been from sources that VLI’s counsel has opined will be treated as “qualifying income” within the meaning of section 7704(d) of the Code.

(u)                                 Labor Relations; Collective Bargaining Agreements.  Neither VLI nor any Subsidiary of VLI is a party to any collective bargaining or other labor union contract applicable to persons employed by VLI or any Subsidiary of VLI, and no collective bargaining agreement or other labor union contract is being negotiated by VLI or any Subsidiary of VLI.  No labor organization or group of employees of VLI or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the VLI Entities, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority.  Except as would not reasonably be expected to have a Material Adverse Effect on VLI, (i) there is no labor dispute, strike, slowdown or work stoppage against VLI or any Subsidiary of VLI pending or, to the Knowledge of VLI, threatened against VLI or any Subsidiary of VLI and (ii) no unfair labor practice or labor charge or complaint has occurred with respect to VLI or any Subsidiary of VLI.

(v)                                 Regulation as a Utility; Investment Company.  None of the VLI Entities nor any of its Subsidiaries is (i) an “investment company”, as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended, or (ii) (1) a “public-utility company” or a “holding company” or (2) a “subsidiary company” or an “affiliate” of a “public-utility company” or a “holding company,” as such terms are defined in the Public Utility Holding Company Act of 1935, as amended. Except as set forth in Section 4.2(v) of the VLI Disclosure Schedule, none of the VLI Entities or their affiliates, all or part of whose rates or services are regulated by a Governmental Entity, is a party to any proceeding before a Governmental Entity that could reasonably be expected to result in orders having a Material Adverse Effect with respect to the VLI Entities, nor to the Knowledge of the VLI Entities has notice of such a proceeding been given or has any Governmental Entity indicated to any of the VLI Entities its intention to hold such a proceeding.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1           Covenants of Kaneb Entities.  During the period from the date of this Agreement and continuing until the KPP Effective Time, KPP agrees as to itself and its Subsidiaries that without the written consent of VLI, which consent shall not be unreasonably withheld or delayed (except as expressly contemplated or permitted by this Agreement or a correspondingly numbered subsection of the Kaneb Disclosure Schedule):

(a)                                  Ordinary Course.

(i)            KPP and its Subsidiaries shall carry on their respective businesses in the ordinary course consistent with past practices in all material respects, in substantially the same manner as heretofore conducted, and shall use their reasonable best efforts consistent with the other provisions of this Agreement to keep available the services of their respective present officers and key employees, preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their ongoing businesses shall not be impaired in any material respect at the KPP Effective Time.

(ii)           KPP shall not, and shall not permit any of its Subsidiaries to, (A) enter into any new material line of business or (B) incur or commit to any capital expenditures or any obligations or liabilities in connection therewith, other than capital expenditures and obligations or liabilities in connection therewith (I) not exceeding $1 million individually, or $3 million in the aggregate, or (II) contemplated by the 2004 or 2005 capital budget approved by the board of directors of KPP GP and set forth on Section 5.1(a)(ii) of the Kaneb Disclosure Schedule.

(b)                                 Distributions; Changes in Share Capital.  Except as required under the KPP Partnership Agreement, KPP shall not, and shall not permit any of its Subsidiaries to, and shall not propose to, (i) declare or pay any distributions in respect of any of its equity securities or partnership units, except (y) subject to Section 6.11, the declaration and payment of regular quarterly cash distributions not in excess of $0.855 per KPP Unit with usual record and payment dates for such distributions in accordance with past distribution practice, and (z) the declaration and payment of regular distributions from a wholly owned Subsidiary of any of the Kaneb Entities to its parent Kaneb Entity or to another wholly owned Subsidiary of such parent Kaneb Entity in accordance with past distribution practice, (ii) split, combine or reclassify any of its equity securities or partnership units or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, its equity securities or partnership units, except for any such transaction by a wholly owned Subsidiary of any Kaneb Entity which remains a wholly owned Subsidiary of such Kaneb Entity after consummation of such transaction, or (iii) repurchase, redeem or otherwise acquire any of its equity securities or partnership units or any securities convertible into or exercisable for any equity securities or partnership units.

(c)                                  Issuance of Securities.  KPP shall not, and shall not permit any of its Subsidiaries to, issue, deliver, sell, pledge or dispose of, or authorize or propose the issuance, delivery, sale, pledge or disposition of, any of its equity securities or partner units of any class (including, but not limited to, in the case of KPP, any general partner interests or limited partner interests), any Voting Debt or any securities convertible into or exercisable for, or any rights, warrants, calls or options to acquire, any such shares or Voting Debt, or enter into any commitment, arrangement, undertaking or agreement with respect to any of the foregoing, other than issuances, sales or deliveries by a wholly owned Subsidiary of the Kaneb Entities of equity securities or partnership units to such Subsidiary’s parent or another wholly owned Subsidiary of the Kaneb Entities.

(d)                                 Governing Documents.  Except to the extent required to comply with its obligations hereunder or with applicable law, KPP shall not and shall cause each of its Subsidiaries not to amend or propose to amend its partnership agreement or limited liability company agreement or similar organizational documents.

(e)                                  No Acquisitions.  Except for acquisitions (i) set forth in Section 5.1(e) of the Kaneb Disclosure Schedule or (ii) in the ordinary course of business consistent with past practice that do not exceed $1 million individually or $3 million in the aggregate, KPP shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets (excluding the acquisition of assets used in the operations of the business of KPP and its respective Subsidiaries in the ordinary course, which assets do not constitute a business unit, division or all or substantially all of the assets of the transferor and which acquisitions are in the ordinary course of business consistent with past practice).

(f)                                    No Dispositions.  KPP shall not, and shall not permit any of its Subsidiaries to, sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, in each case including but not limited to by way of merger, any of its assets (including equity securities or partnership units of Subsidiaries of any of the Kaneb Entities), except for, in the case of assets that are not equity securities or partnership units, dispositions or encumbrances of immaterial assets in the ordinary course of business consistent with past practice.

(g)                                 Investments; Indebtedness.  KPP shall not, and shall not permit any of its Subsidiaries to, (i) make any loans, advances or capital contributions to, or investments in, any other Person, other than (x) loans or investments by KPP or any of its wholly owned Subsidiaries to any of their wholly owned Subsidiaries or parent wholly owning such entity, (y) in the ordinary course of business consistent with past practice which are not, individually or in the aggregate, material to KPP and its Subsidiaries taken as a whole (provided that none of such transactions referred to in this clause (y) presents a material risk of making it more difficult to obtain any approval or authorization required in connection with the KPP Merger under Regulatory Law) or (ii) except for additional borrowing under existing loan agreements, incur any indebtedness for borrowed money or guarantee or assume any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of KPP or any of its Subsidiaries, guarantee any debt securities of any of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (other than any wholly owned Subsidiary) or enter into any arrangement having the economic effect of any of the foregoing. Notwithstanding any other provision of this Agreement, KPP and its Subsidiaries shall be entitled to transfer funds and make payments to KSL and its Subsidiaries (i) to reimburse KSL and its Subsidiaries for obligations (which otherwise were incurred in compliance with the KSL Merger Agreement) of KPP or its Subsidiaries incurred by KSL or its Subsidiaries or (ii) in the ordinary course of business consistent with past practice.

(h)                                 Compensation. Except (i) as disclosed on Section 5.1(h) of the Kaneb Disclosure Schedule or except as required by law or by the terms of any collective bargaining agreement or other agreement in effect as of the date hereof between the Kaneb Entities or any of their respective Subsidiaries and any director, officer or employee thereof identified on Section 5.1(h) of the Kaneb Disclosure Schedule, or (ii) as otherwise agreed by VLI and KPP, KPP shall not and shall not permit any of its Subsidiaries to (A) increase the amount of compensation of, or pay any severance to, any director, officer or employee of KPP or any of its Subsidiaries (except for increases in base salary or wages to employees who are not directors or officers of the foregoing entities in the ordinary course of business consistent with past practice), (B) make any increase in or commitment to increase any employee benefits, (C) grant any additional equity-based awards, (D) adopt, enter into or amend, make any commitment to adopt, enter into or amend, or take any action to clarify any provision of, any Kaneb Benefit Plan, (E) fund or make any contribution to any Kaneb Benefit Plan or any related trust or other funding vehicles, other than regularly scheduled contributions to trusts funding qualified plans, or (F) adopt, enter into or amend any collective bargaining agreement or other arrangement relating to union or organized employees.

(i)                                     Accounting Methods; Tax Elections.  Except as disclosed in Kaneb SEC Documents filed prior to the date of this Agreement, or as required by a Governmental Entity, KPP shall not change in any material respect its methods of accounting in effect at December 31, 2003, except as required by changes in GAAP as concurred in by the Kaneb Entities’s independent public accountants.  KPP shall not (i) change its fiscal year or any method of tax accounting, (ii) make any material Tax election or (iii) settle or compromise any material liability for Taxes, except as required by law.

(j)                                     Material Contracts.  Other than in the ordinary course of business consistent with past practice or as disclosed on Section 5.1(j) of the Kaneb Disclosure Schedule, KPP and its Subsidiaries shall not enter into any contract or agreement that would be a Kaneb Contract if in existence as of the date of this Agreement or terminate or amend in any material respect any Kaneb Contract or waive any material rights under any Kaneb Contract.

(k)                                  Settlement of Disputes.  KPP and its respective Subsidiaries shall not settle any claim, demand, lawsuit or state or federal regulatory proceeding (i) for damages to the extent such settlement in the aggregate assesses damages in excess of $500,000 or (ii) seeking an injunction or any other equitable relief, except in case of clause (i), a settlement of any such claim, demand, lawsuit or state or federal regulatory proceeding within the specific amount reserved and identified on Schedule 5.1(k) of the Kaneb Disclosure Schedule, provided that such settlement achieves a full, final and non-appealable resolution of the matter reserved.

(l)                                     Insurance.  KPP shall use commercially reasonable efforts to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are now carried by KPP and its Subsidiaries.

(m)                               Governmental Filings.  The Kaneb Entities shall file on a timely basis all material notices, reports, returns and other filings required to be filed with or reported to any Governmental Entity, as well as all applications and other documents necessary to maintain, renew or extend any material permit, license, variance or any other approval required by any Governmental Entity for the continuing operation of its business.

(n)                                 Certain Actions.  The Kaneb Entities and their respective Subsidiaries shall not take any action or omit to take any action which action or omission would reasonably be expected to prevent or materially delay or impede the consummation of the KPP Merger or the other transactions contemplated by this Agreement.

(o)                                 No Related Actions. KPP shall not, and shall not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

5.2           Covenants of VLI. During the period from the date of this Agreement and continuing until the Effective Times, each of the VLI Entities agrees as to itself and its Subsidiaries that without the written consent of KPP GP, which consent shall not be unreasonably withheld or delayed (except as expressly contemplated or permitted by this Agreement or a correspondingly numbered subsection of the VLI Disclosure Schedule).

(a)                                  New Business; Capital Expenditures.  VLI shall not, and shall not permit any of its Subsidiaries to, (A) enter into any new material line of business or (B) incur or commit to any capital expenditures or any obligations or liabilities in connection therewith, other than capital expenditures and obligations or liabilities in connection therewith (I) not exceeding $40 million individually, or $40 million in the aggregate, or (II) contemplated by the 2004 or 2005 capital budget approved by VLI GP and set forth on Section 5.2(a)(II) of the VLI Disclosure Schedule.

(b)                                 Ordinary Course.  Except as required under the VLI Partnership Agreement as in effect as of the date hereof, VLI and its Subsidiaries shall carry on their respective businesses in the ordinary course consistent with past practices in all material respects, in substantially the same manner as heretofore conducted, and shall use their reasonable best efforts to preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their ongoing businesses shall not be impaired in any material respect at the KPP Effective Time.

(c)                                  Distributions; Changes in Share Capital.  Except as required by the VLI Partnership Agreement, VLI shall not, and shall not permit any of its Subsidiaries to, and shall not propose to, (i) declare or pay any distributions on or make other distributions in respect of any of its partnership units or other equity securities, except (x) the declaration and payment of regular quarterly cash distributions not in excess of $0.80 per VLI Common Unit with usual record and payment dates for such distributions in accordance with past distribution practice and (y) the declaration and payment of regular distributions from a wholly-owned Subsidiary of VLI to VLI or to another wholly-owned Subsidiary of VLI in accordance with past distribution practice, (ii) split, combine or reclassify any of its partnership units or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its partnership units, except for any such transaction by a wholly owned Subsidiary of VLI which remains a wholly owned Subsidiary after consummation of such transaction or (iii) repurchase, redeem or otherwise acquire any of its equity securities or partnership units or any securities convertible into or exercisable for any equity securities as partnership units.

(d)                                 Issuance of Securities.  The VLI Entities shall not, and shall not permit any of their respective Subsidiaries to, issue, deliver, sell, pledge or dispose of, or authorize or propose the issuance, delivery, sale, pledge or disposition of, any of its equity securities or partner units of any class (including, but not limited to, in the case of VLI and VLI GP, or any general partner interests or limited partner interests), any Voting Debt or any securities convertible into or exercisable for, or any rights, warrants, calls or options to acquire, any such shares or Voting Debt, or enter into any commitment, arrangement, undertaking or agreement with respect to any of the foregoing, other than (i) the issuance of VLI stock options or VLI Common Units upon the exercise of VLI stock options each issued under the VLI Stock Plan, or (ii) issuances, sales or deliveries by a wholly owned Subsidiary of any of the VLI Entities of equity securities or partnership units to such Subsidiary’s parent or another wholly owned Subsidiary of any of the VLI Entities.

(e)                                  Governing Documents.  Except to the extent required to comply with its obligations hereunder or applicable law, the VLI Entities shall not amend or propose to amend the VLI Partnership Agreement or any of the organizational documents of the other VLI Entities in a manner that would be adverse to the interests of the holders of KPP Units in any manner.

(f)                                    No Acquisitions.  Except for acquisitions (i) set forth in Section 5.2(f) of the VLI Disclosure Schedule or (ii) in the ordinary course of business consistent with past practice that do not exceed $35 million individually or $35 million in the aggregate, without the prior written consent of KPP, which will not be unreasonably withheld, the VLI Entities shall not, and shall not permit any of their Subsidiaries to, acquire or agree to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets (excluding the acquisition of assets used in the operation of the business of the VLI Entities and their respective Subsidiaries in the ordinary course, which assets do not constitute a business unit, division or all or substantially all of the assets of the transferor and which acquisitions are in the ordinary course of business consistent with past practice).

(g)                                 No Disposition.  VLI shall not, and shall not permit any of their Subsidiaries to, sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, in each case including but not limited to by way of merger, any of its assets (including equity securities or partnership units of Subsidiaries of any of the VLI Entities), except for, in the case of assets that are not equity securities or partnership units, dispositions or Encumbrances of immaterial assets in the ordinary course of business consistent with past practice.

(h)                                 Investments; Indebtedness.  The VLI Entities shall not, and shall not permit any of their Subsidiaries to, (i) make any loans, advances or capital contributions to, or investments in, any other Person, other than (x) loans or investments by any of the VLI Entities or any of their wholly owned Subsidiaries to any of their wholly owned Subsidiaries or parent wholly owning such entity, (y) in the ordinary course of business consistent with past practice which are not  individually or in the aggregate, material to the VLI Entities and their respective Subsidiaries taken as a whole (provided that none of such transactions referred to in this clause (y) presents a material risk of making it more difficult to obtain any approval or authorization required in connection with the KPP Merger under Regulatory Law) or (ii) except for additional borrowing under existing loan agreements or otherwise in connection with financing the transactions contemplated by this Agreement, incur any indebtedness for borrowed money or guarantee or assume any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of any of the VLI Entities or any of their respective Subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (other than any wholly owned Subsidiary) or enter into any arrangement having the economic effect of any of the foregoing.

(i)                                     Compensation.  Except (i) as disclosed on Section 5.2(i) of the VLI Disclosure Schedule or except as required by law or by the terms of any collective bargaining agreement or other agreement in effect as of the date hereof between the VLI Entities or any of their respective subsidiaries and any director, officer or employee thereof identified on Section 5.2(i) of the VLI Disclosure Schedule, (ii) in the ordinary course of business consistent with past practice, or (iii) as otherwise agreed by VLI and KPP, the VLI Entities shall not and shall not permit any of their respective Subsidiaries to (A) increase the amount of compensation of, or pay any severance to, any director, officer or key employee of the VLI Entities or any of their respective Subsidiaries (except for increases in base salary or wages to employees who are not directors, officers or key  employees of the foregoing entities in the ordinary course of business consistent with past practice), (B) make any increase in or commitment to increase any employee benefits, (C) adopt, enter into or amend, make any commitment to adopt, enter into or amend, or taken ay action to clarify any provision of, any VLI Benefit Plan, (D) fund or make any contribution to any VLI Benefit Plan or any related trust or other funding vehicles, other than regularly scheduled contributions to trusts funding qualified plans, or (E) adopt, enter into or amend any collective bargaining agreement or other arrangement relating to union or organized employees.

(j)                                     Accounting Methods; Tax Elections.  Except as disclosed in VLI SEC Documents filed prior to the date of this Agreement, or as required by a Governmental Entity, each of the VLI Entities shall not change in any material respect its methods of accounting in effect at December 31, 2003, except as required by changes in GAAP as concurred in by the VLI Entities’ independent public accountants.  Each of the VLI Entities shall not (i) change its  fiscal year or any method of tax accounting, (ii) make any material Tax election or (iii) settle or compromise any material liability for Taxes, except as required by law.

(k)                                  Material Contracts.  Other than in the ordinary course of business consistent with past practice or as disclosed on Section 5.2(d) of the VLI Disclosure Schedule, none of the VLI Entities or their Subsidiaries shall enter into any contract or agreement that would be a VLI Contract if in existence as of the date of this Agreement or terminate or amend in any material and adverse respect any VLI Contract, waive any material rights under any VLI Contract.

(l)                                     Settlement of Disputes.  The VLI Entities and their Subsidiaries shall not settle any claim, demand, lawsuit or state or federal regulatory proceeding (i) for damages to the extent such settlement in the aggregate assesses damages in excess of $500,000, or (ii) seeking an injunction or any other equitable relief.

(m)                               Insurance.  VLI shall use commercially reasonable efforts to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are now carried by the VLI Entities or their Subsidiaries.

(n)                                 Governmental Filings.  The VLI Entities and their Subsidiaries shall file on a timely basis all material notices, reports, returns and other filings required to be filed with or reported to any Governmental Entity, as well as all applications and other documents necessary to maintain, renew or extend any material permit, license, variance or any other approval required by any Governmental Entity for the continuing operation of its business.

(o)                                 Certain Actions.  The VLI Entities and their Subsidiaries shall not take any action or omit to take any action which action or omission would reasonably be expected to prevent or materially delay or impede the consummation of the KSL Merger and the KPP Merger or the other transactions contemplated by this Agreement or the KSL Merger Agreement.

(p)                                 No Related Actions.  Each of the VLI Entities shall not, and shall not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

5.3           Governmental Filings.  To the extent permitted by law or regulation or any applicable confidentiality agreement, each of the Kaneb Entities and VLI shall confer on a reasonable basis with each other on operational matters.  The Kaneb Entities and VLI shall file all reports required to be filed by each of them with the SEC (and all other Governmental Entities) between the date of this Agreement and the KPP Effective Time and shall, if requested by the other and (to the extent permitted by law or regulation or any applicable confidentiality agreement) deliver to the other party copies of all such reports, announcements and publications promptly upon request.

5.4           Control of Other Party’s Business.  Nothing contained in this Agreement shall give the Kaneb Entities, directly or indirectly, the right to control or direct VLI’s operations or give VLI, directly or indirectly, the right to control or direct the Kaneb Entities’ operations prior to the KPP Effective Time.  Prior to the KPP Effective Time, each of the Kaneb Entities and VLI shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1           Preparation of Proxy Statement; Shareholders and Unitholders Meetings.

(a)                                  As promptly as reasonably practicable following the date of this Agreement, VLI and the Kaneb Entities shall cooperate in preparing and each shall cause to be filed with the SEC mutually acceptable proxy materials which shall constitute the Joint Proxy Statement/Prospectus and VLI shall prepare and file with the SEC the Form S-4.  The Joint Proxy Statement/Prospectus will be included as a prospectus in and will constitute a part of the Form S-4 as VLI’s prospectus.  Each of VLI and the Kaneb Entities shall use reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective by the SEC, and to keep the Form S-4 effective as long as is necessary to consummate the KPP Merger and the related transactions contemplated hereby.  VLI and the Kaneb Entities shall, as promptly as practicable after receipt thereof, provide each other with copies of any written comments, and advise each other of any oral comments, with respect to the Joint Proxy Statement/Prospectus or Form S-4 received from the SEC.  The parties shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S-4 prior to filing such with the SEC and will provide each other with a copy of all such filings made with the SEC.  Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the Form S-4 shall be made without the approval of both VLI and the Kaneb Entities, which approval shall not be unreasonably withheld or delayed; provided that, with respect to documents filed by a party which are incorporated by reference in the Form S-4 or the Joint Proxy Statement/Prospectus, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations.  VLI will use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to VLI Unitholders, and the Kaneb Entities will use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to KPP Unitholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act.  Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the VLI Common Units issuable in connection with the KPP Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4.  If, at any time prior to the Effective Times, any information relating to VLI or the Kaneb Entities, or any of their respective affiliates, officers or directors, is discovered by VLI or the Kaneb Entities and such information should be set forth in an amendment or supplement to either of the Form S-4 or the Joint Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party discovering such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the KPP Unitholders and the VLI Unitholders.

KPP shall use its reasonable best efforts to ensure that none of the information to be supplied by the Kaneb Entities or their respective Subsidiaries in the Form S-4 or the Joint Proxy Statement/Prospectus shall, at the time of the mailing of the Joint Proxy Statement/Prospectus and any amendments or supplements thereto, and at the time of each of the KPP Unitholders Meeting and the VLI Unitholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  KPP shall use its reasonable best efforts to ensure that the Joint Proxy Statement/Prospectus will comply, as of its mailing date, as to form in all material respects with all applicable laws, including the provisions of the Exchange Act and the rules and regulations promulgated thereunder, except that no covenant is made by the Kaneb Entities with respect to information supplied by VLI for inclusion therein.

VLI shall use its reasonable best efforts to ensure that none of the information to be supplied by the VLI Entities or their Subsidiaries in the Form S-4 or the Joint Proxy Statement/Prospectus will, at the time of the mailing of the Joint Proxy Statement/Prospectus and any amendments or supplements thereto, and at the time of each of the KPP Unitholders Meeting and the VLI Unitholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  VLI shall use its reasonable best efforts to ensure that the Joint Proxy Statement/Prospectus will comply, as of its mailing date, as to form in all material respects with all applicable laws, including the provisions of the Exchange Act and the rules and regulations promulgated thereunder, except that no covenant is made by the VLI Entities with respect to information supplied by Kaneb Entities for inclusion therein.

(b)                                 KPP GP shall duly take all lawful action to call, give notice of, convene and hold the KPP Unitholders Meeting as soon as practicable on a date determined in accordance with the mutual agreement of VLI and the Kaneb Entities for the purpose of obtaining the KPP Unitholders Approval and, subject to Section 6.5, shall take all lawful action to solicit the KPP Unitholders Approval.  The Board of Directors of KPP GP (i) shall recommend the approval and adoption of the plan of merger contained in this Agreement by the KPP Unitholders to the effect as set forth in Section 4.1(r) (the “Kaneb Recommendation”), and (ii) shall not, unless VLI first makes a Change in the VLI Recommendation, (x) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to VLI the Kaneb Recommendation or (y) take any action or make any statement in connection with the KPP Unitholders Meeting inconsistent with such recommendation (collectively, a “Change in the Kaneb Recommendation”); provided, however, that the Board of Directors of KPP and KPP GP may make a Change in the Kaneb Recommendation pursuant to Section 6.5 hereof.

(c)                                  VLI shall duly take all lawful action to call, give notice of, convene and hold the VLI Unitholders Meeting as soon as practicable on a date determined in accordance with the mutual agreement of VLI and the Kaneb Entities for the purpose of obtaining the VLI Unitholders Approval and shall take all lawful action to solicit the VLI Unitholders Approval.  The Board of Directors of Parent GP on behalf of VLI GP shall recommend the approval of the issuance of VLI Common Units in the KPP Merger by the VLI Unitholders to the effect set forth in Section 4.2(r)(the “VLI Recommendation”), and shall not, unless the board of directors of KPP GP (pursuant to this Agreement) or the board of directors of KSL (pursuant to the KSL Merger Agreement) first makes a Change in the Kaneb Recommendation (as defined in this Agreement or in the KSL Merger Agreement), (x) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Kaneb Entities the VLI Recommendation or (y) take any action or make any statement in connection with the VLI Unitholders Meeting inconsistent with such recommendation (collectively, a “Change in the VLI Recommendation”).

6.2           Governance Matters.  At the KPP Effective Time, (i) VLI GP shall take all requisite action to give effect to the succeeding clause, and (ii) Diamond Shamrock Refining and Marketing Company, a Subsidiary of Valero Energy Corporation and the sole member of Parent GP, the general partner of VLI GP, shall (a) expand the Board of Directors of Parent GP by up to  three members and (b) cause three of the current members of the KPP GP Board of Directors, as shall be mutually determined by the Kaneb Entities and VLI, to be appointed to the Board of Directors of Parent GP (collectively, the “Kaneb Board Designees”).

6.3           Access to Information.  Upon reasonable notice, each party shall (and shall cause its Subsidiaries to), except as prohibited by law, afford to the officers, employees, accountants, counsel, financial advisors and other representatives of the other party reasonable access during normal business hours, during the period prior to the Effective Times, to all its properties, books, contracts, commitments, records, officers and employees, and, during such period, such party shall (and shall cause its Subsidiaries to) furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it in connection with the transactions contemplated by this Agreement during such period pursuant to the requirements of Federal, state or foreign laws (including, without limitation, pursuant to the HSR Act, the Securities Act, the Exchange Act and the rules of any Governmental Entity thereunder), as applicable (other than documents which such party is not permitted to disclose under applicable law), and (b) all other information concerning it and its business, properties and personnel as such other party may reasonably request; provided, however, that either party may restrict the foregoing access to the extent that (i) any law, treaty, rule or regulation of any Governmental Entity applicable to such party or any contract requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information or (ii) such disclosure of the information would breach confidentiality obligations owed to a third party (provided, further, that if the circumstances of the preceding proviso occur, the parties will use reasonable best efforts to agree upon alternate disclosure methods to convey, to the maximum extent possible, the substance of such information to the requesting party).  The parties will hold any information obtained pursuant to this Section 6.3 in confidence in accordance with, and shall otherwise be subject to, the provisions of the amended and restated confidentiality agreement dated August 8, 2004, between KPP, KSL and VLI (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect.  Any investigation by either VLI or Kaneb Entities shall not affect the representations and warranties of the other.

6.4           Reasonable Best Efforts.

(a)                                  Subject to the terms and conditions of this Agreement, each party hereto will use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable laws and regulations to consummate the KPP Merger and the other transactions contemplated by this Agreement as soon as practicable after the date of this Agreement, including (i) preparing and filing as reasonably as practicable all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as reasonably as practicable all Necessary Consents and all other consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the KPP Merger or any of the other transactions contemplated by this Agreement (collectively, the “Required Approvals”) and (ii) using its reasonable best efforts to obtain all such Necessary Consents and the Required Approvals.  In furtherance of and not in limitation of the foregoing, each of VLI and the Kaneb Entities agrees (i) to make (A) as reasonably as practicable, an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby, (B) as reasonably as practicable, appropriate filings with the Canadian Competition Commission, if required, in accordance with applicable competition, merger control, antitrust, investment or similar laws, and (C) as promptly as reasonably practicable, all other necessary filings with other Governmental Entities relating to the KPP Merger, and, to supply as promptly as reasonably practicable any additional information or documentation that may be requested pursuant to such laws or by such authorities and to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of Required Approvals under such other laws or from such authorities as soon as practicable and (ii) not to extend any waiting period under the HSR Act or enter into any agreement with the FTC or the DOJ not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other parties hereto (which shall not be unreasonably withheld or delayed).

(b)                                 Each of the Kaneb Entities and the VLI Entities shall, in connection with the efforts referenced in Section 6.4(a) to obtain all Required Approvals, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) subject to applicable law, permit the other party to review in advance any proposed written communication between it and any Governmental Entity, (iii) promptly inform each other of (and, at the other party’s reasonable request, supply to such other party) any communication (or other correspondence or memoranda) received by such party from, or given by such party to, the DOJ, the FTC or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, (iv) consult with each other in advance to the extent practicable of any meeting or conference with the DOJ, the FTC or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC or such other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences and (v) subject to any action taken by the parties pursuant to Section 6.4(c), respond promptly and fully to any “second request” or other request for information in connection with filings required by the HSR Act or any similar or corresponding foreign or state statute, law, rule or regulation.

(c)                                  In furtherance and not in limitation of the covenants of the parties contained in Section 6.4(a) and 6.4(b), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any regulatory law, or if any statute, rule, regulation, executive order, decree, injunction or administrative order is enacted, entered, promulgated or enforced by a Governmental Entity which would make the KPP Merger or the other transactions contemplated hereby illegal or would otherwise prohibit or materially impair or delay the consummation of the KPP Merger or the other transactions contemplated hereby, the Kaneb Entities and the VLI Entities shall cooperate with the Other Party in all respects in responding thereto, and each party shall use its respective reasonable best efforts in responding thereto, including (i) contesting and resisting any such action or proceeding, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement and to have such statute, rule, regulation, executive order, decree, injunction or administrative order repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement and (ii) holding separate or otherwise disposing of or conducting their business in a specified manner, or agreeing to sell, hold separate or otherwise dispose of or conduct their business in a specified manner or permitting the sale, holding separate or other disposition of, assets of VLI, KPP or their respective Subsidiaries or the conducting of their business in a specified manner, provided that the action described in this clause (ii) would not be reasonably expected to have a Material Adverse Effect on the VLI Entities taken as a whole, the Kaneb Entities and KSL taken as a whole, or the combined VLI Entities and Kaneb Entities after the consummation of the KPP Merger.  Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.4 shall limit a party’s right to terminate this Agreement pursuant to Section 8.1(b) or 8.1(c) so long as such party has up to then complied with its obligations under this Section 6.4.

(d)                                 Each of the VLI Entities and the Kaneb Entities and their respective boards of directors and general partners shall, if any state takeover statute or similar statute becomes applicable to this Agreement, the KPP Merger or any other transactions contemplated hereby, take all action reasonably necessary to ensure that the KPP Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on this Agreement, the KPP Merger and the other transactions contemplated hereby.

6.5           Acquisition Proposals.

(a)                                  Each of KPP and KPP GP agrees that neither it nor any of its Subsidiaries nor any of its officers and directors nor those of its Subsidiaries shall, and that it shall cause its and its Subsidiaries’ employees and agents and shall use reasonable best efforts to cause its and its Subsidiaries representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit or encourage or knowingly take any action that facilitates any inquiries, or the making of any proposal or offer, with respect to, or a transaction to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving KPP GP, KPP or any of their respective Subsidiaries, or any purchase, sale or other transfer of 10% or more of the consolidated assets of KPP GP, KPP (including stock of any of their Subsidiaries) or their Subsidiaries, or any purchase or sale of, or tender or exchange offer for, or other transfer of, their equity securities that, if consummated, would result in any Person (or the shareholders of such Person) beneficially owning securities representing 10% or more of the total voting power of KPP or KPP GP, or any portion of the general partner interest in KPP GP, KPP or any of their respective Subsidiaries, (or 10% or more of the surviving parent entity in such transaction) or the voting power of any of its Subsidiaries (any such proposal, offer or transaction, other than (a) a proposal or offer made by VLI or an Affiliate thereof or (b) a proposal, offer or transaction solely involving equity securities, or all or substantially all of the assets, of KSL to the extent KSL complies with its obligations relating thereto under the KSL Merger Agreement, being hereinafter referred to as an “Acquisition Proposal”), (ii) except as the board of directors of KPP GP determines in good faith, after consultation with outside counsel and taking into account any change in the terms of the KPP Merger or other proposal made reasonably promptly by VLI after being notified pursuant to Section 6.5(b), that doing so is necessary for such directors to comply with their fiduciary duties under applicable law (and in such case only after entering into a confidentiality agreement with such Person on terms no less favorable to KPP than the Confidentiality Agreement and conditioned upon contemporaneously providing to VLI a copy of any such information or data being provided to any such Person pursuant to this Section 6.5 to the extent not previously provided or made available to VLI), have any discussion with or provide any confidential information or data to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, (iii)

approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

(b)                                 Notwithstanding anything in this Agreement to the contrary, KPP (and the Board of Directors of KPP GP) shall be permitted to (A) take and publicly disclose a position to the extent necessary to comply with Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal (to the extent applicable), (B) effect a Change in the Kaneb Recommendation, or (C) engage in discussions or negotiations with, or provide any information (whether confidential, non-public or otherwise) to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, if and only to the extent that, in any such case referred to in clause (B) or (C), (I) the KPP Unitholders Meeting shall not have occurred other than as a result of a breach by Kaneb Entities of their obligations pursuant to Section 6.1, (II) (x) in the case of clause (B) above, it has received an unsolicited bona fide written Acquisition Proposal from a third party not in violation of Section 6.5(a) and the Board of Directors KPP GP  concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal, (III) in the case of clause (B) or (C) above, the Board of Directors of KPP GP, after receipt of the advice of outside counsel, determines in good faith that doing so is necessary for such directors to comply with their fiduciary duties under applicable law, (IV) prior to providing any information or data permitted to be provided pursuant to this sentence, KPP shall have entered into a confidentiality agreement with such Person on terms no less favorable to the KPP than the Confidentiality Agreement, and shall have provided to VLI a copy of any such information or data that it is providing to any such Person pursuant to this Section 6.5 to the extent not previously provided or made available to VLI, and (V) prior to providing any information or data to any Person or entering into discussions or negotiations with any Person, KPP or KPP GP shall notify VLI promptly of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any inquiries, proposals or offers, along with a copy of the relevant proposed transaction agreements, if such exist, with the party making such Acquisition Proposal.  Each of the Kaneb Entities agrees that it will promptly keep VLI reasonably informed of the status and terms of any inquiries, proposals or offers and the status and terms of any discussions or negotiations, including the identity of the party making such inquiry, proposal or offer. Each of the Kaneb Entities agrees that it will, and will cause its officers, directors and use its reasonable best efforts to cause its representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties (other than the parties to this Agreement) conducted heretofore with respect to any Acquisition Proposal.  Each of the Kaneb Entities agrees that it will use reasonable best efforts to promptly inform its directors, officers, key employees, agents and representatives of the obligations undertaken in this Section 6.5.

6.6           Fees and Expenses.  Subject to Section 8.2, whether or not the KPP Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, except Expenses incurred in connection with any filings under the HSR Act, and the filing, printing and mailing of the Joint Proxy Statement/Prospectus and Form S-4, which shall be shared equally by VLI, on the one hand, and the Kaneb Entities, on the other hand.

6.7                                 Directors’ and Officers’ Indemnification and Insurance.

(a)                                  The indemnification provisions of the KPP GP LLC Agreement and the KPP Partnership Agreement as each is in effect as of the date hereof shall not be amended, repealed or otherwise modified for a period of at least six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time would be entitled to indemnification by KPP GP or KPP under the KPP GP LLC Agreement and the KPP Partnership Agreement. At the KPP Effective Time, VLI assumes, and is jointly and severally liable for, and shall honor, guaranty and stand for, and shall cause the Surviving Partnership to honor in accordance with their respective terms each of the covenants contained in this Section 6.7 applicable thereto.

(b)                                 Without limiting Section 6.7(a), but without duplication or any right or benefit thereunder, after the Effective Time, each of VLI and the Surviving Partnership shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer or employee of KPP GP or KPP or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party” and collectively, the “Indemnified Parties”), in their capacity as such, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with (x) any action or omission occurring or alleged to occur prior to the Effective Time (including, without limitation, acts or omissions in connection with such persons serving as an officer, director, manager, partner, employee or other fiduciary in any entity if such service was at the request of KPP GP or KPP) and (y) the KPP Merger and the other transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement. In the event of any such actual or threatened claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) KPP GP or KPP or VLI and the Surviving Partnership, as the case may be, shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to VLI and the Surviving Partnership, promptly after statements therefor are received and shall pay all other reasonable expenses in advance of the final disposition of such action, subject to the receipt of any undertaking (which need not be secured) by or on behalf of the Indemnified Party to repay such amount if it shall be determined that such Person is not entitled to be indemnified pursuant to the KPP GP LLC Agreement or the KPP Partnership Agreement, as applicable, (ii) VLI and the Surviving Partnership will use all reasonable efforts to assist in and cooperate in the defense of any such matter, and (iii) to the extent any determination is required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under Delaware law and VLI’s or the Surviving Partnership’s respective partnership agreement, such determination shall be made by independent legal counsel acceptable to VLI or the Surviving Partnership, as the case may be, and the Indemnified Party; provided, however, that neither VLI nor the Surviving Partnership shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and, provided further, that if VLI or the Surviving Partnership advances or pays any amount to any Person under this paragraph (b)

and if it shall thereafter be finally determined by a court of competent jurisdiction that such Person was not entitled to be indemnified hereunder for all or any portion of such amount, to the extent required by law, such person shall repay such amount or such portion thereof, as the case may be, to VLI or the Surviving Partnership, as the case may be. The Indemnified Parties as a group may not retain more than one law firm to represent them with respect to each matter unless there is, under applicable standards of professional conduct, a conflict requiring separate representation on any significant issue between the positions of any two or more Indemnified Parties.

(c)                                  In the event the Surviving Partnership or VLI or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Partnership or VLI shall assume the obligations of the Surviving Partnership or VLI, as the case may be, set forth in this Section 6.7.

(d)                                 For a period of six years after the Effective Time, VLI shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by KPP GP or KPP and its Subsidiaries (provided that VLI may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Parties, and which coverages and amounts shall be no less than the coverages and amounts provided at that time for VLI’s directors and officers) with respect to matters arising on or before the Effective Time; provided, however, that in no event shall VLI (or any such successor) be required to expend in any one year an amount in excess of 200% of the annual premiums currently paid by KPP GP or KPP and its Subsidiaries for such insurance; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, VLI (or any such successor) shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e)                                  The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the KPP GP LLC Agreement or KPP Partnership Agreement, any indemnification agreement, under Delaware law or otherwise, but shall in no event entitle any Indemnified Party to duplicative payments or reimbursement.  The provisions of this Section 6.7 shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Parties.

(f)                                    VLI shall pay all reasonable expenses, including reasonable attorneys fees, that may be incurred by an Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.7 to the extent such Indemnified Party is finally determined to be successful on the merits.

(g)                                 Nothing contained in this Section 6.7 shall provide, or shall be interpreted as providing, any individual with rights or benefits that are duplicative of those that may be provided under any similar provisions of the KSL Merger Agreement.

6.8                                 Employee Benefits.

(a)                                  Following the KPP Effective Time until the first anniversary of the KPP Effective Time, Parent GP shall provide, or shall cause to be provided, to individuals who are employees of KPP and its Subsidiaries immediately before the KPP Effective Time and who continue to be employed by any of the VLI Entities after the KPP Effective Time (the “Kaneb Employees”) employee benefits (other than any equity-based benefits) that are, in the aggregate, not less favorable than those generally provided to Kaneb Employees as of the date of this Agreement, as disclosed by Kaneb Entities to VLI immediately prior to the date of this Agreement.  Notwithstanding anything contained herein to the contrary, Kaneb Employees who are covered under a collective bargaining agreement shall be provided the benefits that are required by such collective bargaining agreement from time to time.

(b)                                 (i)  For purposes of eligibility and vesting under the employee benefit plans of the VLI Entities and their respective Subsidiaries providing benefits to any Kaneb Employee after the KPP Effective Time (the “New Plans”) and (ii) solely for purposes of levels of vacation and severance benefits under the severance and vacation benefit plans providing benefits to any Kaneb Employee after the KPP Effective Time, each Kaneb Employee shall be credited with his or her years of service with the Kaneb Entities and their respective Subsidiaries and predecessor employers before the KPP Effective Time, to the same extent as such Kaneb Employee was entitled, before the KPP Effective Time, to credit for such service under any similar Kaneb Benefit Plans, except to the extent such credit would result in a duplication of benefits.  In addition, and without limiting the generality of the foregoing: (i) each Kaneb Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a Kaneb Benefit Plan in which such Kaneb Employee participated immediately prior to the KPP Effective Time (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Kaneb Employee, Parent GP or the other applicable VLI Entity shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, and Parent GP or the other applicable VLI Entity shall cause any eligible expenses incurred by such employee and his or her covered dependents - during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins - to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)                                  Parent GP or the other applicable VLI Entity will honor, in accordance with their terms, all vested and accrued benefit obligations to, and contractual rights of, current and former employees of the Kaneb Entities and their respective Subsidiaries which are disclosed in Section 4.1(m)(i) of the Kaneb Disclosure Schedules. Nothing in this Agreement shall be interpreted as preventing Parent GP or the other applicable VLI Entity from amending, modifying or terminating any Kaneb Benefit Plan or other contract, arrangement, commitment or understanding, in accordance with their terms and applicable law. This Agreement is not intended, and it shall not be construed, to create third party beneficiary rights for any current or former employees of the Kaneb Entities or their respective Subsidiaries (including any beneficiaries or dependents thereof) under or with respect to any plan, program, or arrangement described or contemplated by this Agreement.

(d)                                 VLI and the Kaneb Entities will take all actions necessary to satisfy the obligations set forth on Section 6.8(d) of the Kaneb Disclosure Schedule in accordance with the procedures set forth therein.  Nothing contained in this Section 6.8 shall provide, or shall be interpreted as providing, any individual with rights or benefits that are duplicative of those that may be provided under any similar provisions of the KSL Merger Agreement.

6.9                                 Public Announcements.  Neither the VLI Entities nor the Kaneb Entities shall, and neither the VLI Entities nor the Kaneb Entities shall permit any of their respective Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld) of VLI, in the case of a proposed announcement or statement by the Kaneb Entities, or the Kaneb Entities, in the case of a proposed announcement or statement by any of the VLI Entities; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the NYSE.

6.10                           Listing of VLI Common Units.  VLI shall use its reasonable best efforts to cause the VLI Common Units to be issued in the KPP Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

6.11                           Coordination of Distributions.  Each of VLI and KPP GP shall coordinate with the Other Party regarding the declaration and payment of distributions in respect of the VLI Common Units and the KPP Units and the record dates and payment dates relating thereto, so that no KPP Unitholder shall receive two distributions, or fail to receive one distribution, for any single calendar quarter with respect to its KPP Units or any VLI Common Units any such KPP Unitholder receives in exchange therefor pursuant to the KPP Merger.

6.12                           Affiliates.  Not less than 45 days prior to the date of the KPP Unitholders Meeting, KPP shall deliver to VLI a letter identifying all persons who, in the judgment of KPP, may be deemed at the time this Agreement is submitted for approval and adoption by the KPP Unitholders, “affiliates” of KPP or KPP GP for purposes of Rule 145 under the Securities Act and applicable SEC rules and regulations, and such list shall be updated as necessary to reflect changes from the date thereof.  KPP shall use reasonable best efforts to cause each person identified on such list to deliver to VLI not later than ten days prior to the Effective Times a written agreement substantially in the form attached as Exhibit A hereto (an “Affiliate Agreement”).

6.13                           Section 16 Matters.  Prior to the Effective Times, to the extent permitted by law the Kaneb Entities shall take all such steps as may be required to cause any dispositions of KPP Units or acquisitions of VLI Common Units (including derivative securities with respect to VLI Entities equity securities)  resulting from the transactions contemplated by Article II or Article III of this Agreement by each individual who is subject to the reporting requirements of

Section 16(a) of the Exchange Act with respect to KPP or will become subject to such reporting requirements with respect to VLI, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.14                           Accountants’ Letter.  The Kaneb Entities shall use their reasonable best efforts to cause to be delivered to VLI a letter from their independent public accountants addressed to VLI, dated a date within two Business Days before the date on which the Form S-4 shall become effective, in form and substance reasonably satisfactory to VLI and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.  VLI shall use its reasonable best efforts to cause to be delivered to the Kaneb Entities a letter from its independent public accountants addressed to the Kaneb Entities, dated a date within two Business Days before the date on which the Form S-4 shall become effective, in form and substance reasonably satisfactory to the Kaneb Entities and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

6.15                           Post-Closing Distribution Policy.  Promptly after the execution of this Agreement, VLI will publicly announce that if the KPP Merger occurs, effective as of the next regular quarterly distribution date following the Closing, VLI intends to increase its quarterly distribution to at least $0.855 per VLI Common Unit, and intends to reaffirm this intent in the Joint Proxy Statement/Prospectus.

6.16                           Other Agreements.  KPP or KSL shall pay the amount to the extent due and payable as set forth on and pursuant to Section 6.16 of the Kaneb Disclosure Schedule.  Prior to Closing, VLI will cause the VLI Partnership Agreement to be amended if required in the form attached hereto as Section 6.16 of the VLI Disclosure Schedule.

ARTICLE VII

CONDITIONS PRECEDENT

7.1                                 Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of the Kaneb Entities and VLI to effect the KPP Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)                                  Unitholder Approval.  (i) KPP shall have obtained the KPP Unitholders Approval, and (ii) VLI shall have obtained the VLI Unitholders Approval.

(b)                                 No Injunctions or Restraints; Illegality.  No law shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect, having the effect of making either of the KSL Merger or the KPP Merger illegal or otherwise prohibiting consummation of either of the KPP Merger and the KSL Merger.

(c)                                  HSR Act; Other Approvals.  (i) The waiting period (and any extension thereof) applicable to the KPP Merger and the KSL Merger under the HSR Act shall have been terminated or shall have expired, without the imposition of any condition or requirement that would be expected to have a Material Adverse Effect on the VLI Entities taken as a whole, the

Kaneb Entities and KSL taken as a whole, or the combined VLI Entities and Kaneb Entities after the consummation of the KPP Merger), and (ii) all Other Approvals shall have been obtained, except those Other Approvals the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on VLI or the Kaneb Entities.

(d)                                 NYSE Listing.  The VLI Common Units to be issued in the KPP Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(e)                                  Effectiveness of the Form S-4.  The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(f)                                    Consummation of the KSL Merger. The KSL Merger shall have been consummated.

7.2                                 Additional Conditions to Obligations of VLI.  The obligations of VLI to effect the KPP Merger is subject to the satisfaction, or waiver by VLI, on or prior to the Closing Date, of the following conditions:

(a)                                  Representations and Warranties. Each of the representations and warranties of the Kaneb Entities set forth in this Agreement that is qualified as to materiality or Material Adverse Effect shall be true and correct, and each of the representations and warranties of the Kaneb Entities set forth in this Agreement that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date, in which case such representations and warranties shall be so true and correct as of such other date); provided, however, that no such representations or warranties shall be deemed to have failed to be true and correct for purposes of this Section 7.2(a) unless the failure of such representations and warranties to be true and correct, disregarding for this purpose all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, would, individually or in the aggregate, reasonably be expected to result in (A) an adverse effect on the Kaneb Entities involving $20,000,000 or more (individually or in the aggregate) or (B) a Material Adverse Effect on the Kaneb Entities.  In addition to the requirements of the preceding sentence, the representations and warranties set forth in Sections 4.1(a) and (b) that are not qualified therein as to Material Adverse Effect or materiality shall be true and correct in all material respects and those that are so qualified shall be true and correct.  VLI shall have received a certificate of an executive officer of each of the Kaneb Entities to the effect of the preceding provisions of this Section 7.2(a).

(b)                                 Performance of Obligations of the Kaneb Entities.  Each of the Kaneb Entities shall have performed or complied in all material respects with all material agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date, except for non-willful failures to comply that would not, individually or in the aggregate, have a Material Adverse Effect on the combined VLI Entities and the Kaneb Entities after the consummation of the KPP Merger, and VLI shall have received a certificate of an executive officer of each of the Kaneb Entities to such effect.

(c)                                  Tax Opinion.  VLI shall have received an opinion of each of Andrews Kurth LLP and Wachtell, Lipton, Rosen & Katz dated as of the Closing Date to the effect that (i) no VLI Entity will recognize any income or gain as a result of the KPP Merger or the KSL Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to section 752 of the Code), (ii) no gain or loss will be recognized by holders of VLI Common Units as a result of the KPP Merger or the KSL Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to section 752 of the Code), and (iii) 90% of the combined gross income of each of VLI, KSL and KPP for the most recent four complete calendar quarters ending before the Closing Date for which the necessary financial information is available are from sources treated as “qualifying income” within the meaning of section 7704(d) of the Code.  In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of the VLI Entities and the Kaneb Entities and any of their respective affiliates as to such matters as such counsel may reasonably request.

7.3                                 Additional Conditions to Obligations of the Kaneb Entities.  The obligations of the Kaneb Entities to effect the KPP Merger are subject to the satisfaction, or waiver by the Kaneb Entities, on or prior to the Closing Date, of the following additional conditions:

(a)                                  Representations and Warranties.  Each of the representations and warranties of VLI set forth in this Agreement that is qualified as to materiality or Material Adverse Effect shall be true and correct, and each of the representations and warranties of VLI set forth in this Agreement that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date, in which case such representations and warranties shall be so true and correct as of such other date); provided, however, that no such representations or warranties shall be deemed to have failed to be true and correct for purposes of this Section 7.3(a) unless the failure of such representations and warranties to be true and correct, disregarding for this purpose all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, would, individually or in the aggregate, have a Material Adverse Effect on VLI.  In addition to the requirements of the preceding sentence, that the representations and warranties set forth in Sections 4.2(a) and (b) that are not qualified therein as to Material Adverse Effect or materiality shall be true and correct in all material respects and those that are so qualified shall be true and correct.  The Kaneb Entities shall have received a certificate of an executive officer of VLI to the effect of the preceding provisions of this Section 7.3(a).

(b)                                 Performance of Obligations of VLI.  Each of the VLI Entities shall have performed or complied in all material respects with all material agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date, except for non-willful failures to comply that would not, individually or in the aggregate, have a Material Adverse Effect on the combined VLI Entities and the Kaneb Entities after the consummation of the KPP Merger, and the Kaneb Entities shall have received a certificate of an executive officer of VLI to such effect.

(c)                                  Tax Opinion.  KPP shall have received an opinion dated as of the Closing Date of Fulbright & Jaworski L.L.P. to the effect that, except with respect to fractional units, (i) KPP will not recognize any income or gain as a result of the KPP Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to section 752 of the Code), and (ii) no gain or loss will be recognized by holders of KPP Units as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to section 752 of the Code); provided, that such opinion shall not extend to any holder who acquired KPP Common Units from KPP in exchange for property other than cash.  In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of the VLI Entities and the Kaneb Entities and any of their respective affiliates as to such matters as such counsel may reasonably request.

(d)                                 Reaffirmation. The Joint Proxy Statement/Prospectus shall contain VLI’s reaffirmation of VLI’s intent described in Section 6.15.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1                                 Termination.  This Agreement may be terminated at any time prior to the KPP Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties (or of KPP GP in the case of KPP), and, except as specifically provided below, whether before or after the KPP Unitholders Meeting or the VLI Unitholders Meeting:

(a)                                  By mutual written consent of VLI and KPP;

(b)                                 By either VLI or KPP, if the KPP Effective Time shall not have occurred on or before the ten month anniversary of the date hereof (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement (including such party’s obligations set forth in Section 6.4) has been the primary cause of, or resulted in, the failure of the KPP Effective Time to occur on or before the Termination Date;

(c)                                  By either VLI or KPP if any Governmental Entity (i) shall have issued an order, decree or ruling or taken any other action (which the parties shall have used their reasonable best efforts to resist, resolve or lift, as applicable, in accordance with Section 6.4) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable or (ii) shall have failed to issue an order, decree or ruling or to take any other action which is necessary to fulfill the conditions set forth in Sections 7.1(c), (d) or (e), as applicable, and such denial of a request to issue such order, decree, ruling or the failure to take such other action shall have become final and nonappealable (which order, decree, ruling or other action the parties shall have used their reasonable best efforts to obtain, in accordance with Section 6.4); provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose failure to comply with Section 6.4 has been the primary cause of such action or inaction;

(d)                                 By either VLI or KPP if either the VLI Unitholders Approval or the KPP Unitholders Approval has not been obtained by reason of the failure to obtain the required vote at the VLI Unitholders Meeting or the KPP Unitholders Meeting, as applicable.

(e)                                  By VLI, if KPP shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, such that the conditions set forth in Section 7.2(a) or (b) are not capable of being satisfied on or before the Termination Date;

(f)                                    By KPP, if VLI shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, such that the conditions set forth in Section 7.3(a) or (b) are not capable of being satisfied on or before the Termination Date;

(g)                                 By KPP, if VLI shall have either (i) failed to make the VLI Recommendation or effected a Change in the VLI Recommendation (or resolved to take any such action), whether or not permitted by the terms hereof, or (ii) materially breached its obligations under this Agreement by reason of a failure to call the VLI Unitholders Meeting in accordance with Section 6.1(c) or a failure to prepare and mail to its shareholders the Joint Proxy Statement/Prospectus in accordance with Section 6.1(a);

(h)                                 By VLI, if KPP shall have either (i) failed to make the Kaneb Recommendation or effected a Change in the Kaneb Recommendation (or resolved to take any such action), whether or not permitted by the terms hereof, or (ii) materially breached its obligations under this Agreement by reason of a failure to call the KPP Unitholders Meeting, as applicable, in accordance with Section 6.1(b) or a failure to prepare and mail to the KPP Unitholders the Joint Proxy Statement/Prospectus in accordance with Section 6.1(a);

(i)                                     By KPP, if the Board of Directors of KPP GP or KPP has provided written notice to VLI that KPP intends to enter into a binding written agreement for a Superior Proposal (with such termination becoming effective, if VLI does not make the offer contemplated by clause (iii) below, on the business day immediately following the five business day period contemplated thereby, or otherwise, upon KPP entering into such binding written agreement); provided, however, that (i) KPP shall have complied with Section 6.5 hereof in all material respects; (ii) KPP shall have (A) notified VLI in writing of its receipt of such Superior Proposal, (B) further notified VLI in such writing that KPP intends to enter into a binding agreement with respect to such Superior Proposal subject to clause (iii) below and (C) attached the most current written version of such Superior Proposal (or a summary containing all material terms and conditions of such Superior Proposal) to such notice; and (iii) VLI does not make, within five business days after receipt of KPP GP’s or KPP’s written notice pursuant to clause (ii) above, an offer that the Board of Directors of KPP GP shall have reasonably concluded in good faith (following consultation with its financial advisor and outside counsel) is at least as favorable to the KPP Unitholders as such Superior Proposal.

(j)                                     By VLI or KPP, if the KSL Merger Agreement shall have been terminated without consummation of the transactions contemplated thereby.

8.2                                 Effect of Termination.

(a)                                  In the event of termination of this Agreement by KPP or VLI as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party to this Agreement or their respective officers or directors except with respect to Section 4.1(s), Section 4.2(s), the second sentence of Section 6.3, Section 6.6, this Section 8.2 and Article IX, which provisions shall survive such termination; provided that, notwithstanding anything to the contrary contained in this Agreement, neither VLI nor the Kaneb Entities shall be relieved or released from any liabilities or damages arising out of its intentional or willful and material breach of this Agreement.

(b)                                 If (A) (I) KPP or VLI terminates this Agreement pursuant to Section 8.1(d) as a result of the failure to obtain the required vote at the KPP Unitholders Meeting, or pursuant to Section 8.1(b) without the KPP Unitholders Meetings having occurred, (II) VLI terminates this Agreement pursuant to Section 8.1(h), (III) VLI terminates this Agreement pursuant to Section 8.1(e), or (IV) KPP terminates this Agreement pursuant to Section 8.1(i), (B) at any time after the date of this Agreement and before such termination an Acquisition Proposal with respect to KPP shall have been publicly announced or otherwise communicated to the senior management, Board of Directors of KPP GP, or to KPP Unitholders and (C) within 18 months of such termination KPP or any of its Subsidiaries enters into any definitive agreement with respect to, or the Board of Directors of KPP GP or any of its Subsidiaries recommends that KPP Unitholders approve, adopt or accept, any Acquisition Proposal and such Acquisition Proposal is consummated at any time, KPP shall promptly, but in no event later than one Business Day, after consummation of such Acquisition Proposal, pay VLI, subject to the last sentence of Section 8.2(d), an aggregate amount equal to the Kaneb Termination Fee by wire transfer of immediately available funds.

(c)                                  If (A) (I) KPP or VLI terminates this Agreement pursuant to Section 8.1(d) as a result of the failure to obtain the required vote at the VLI Unitholders Meeting, or pursuant to Section 8.1(b) without the VLI Unitholders Meetings having occurred, (II) KPP terminates this Agreement pursuant to Section 8.1(f), or (III) KPP terminates this Agreement pursuant to Section 8.1(g), (B) at any time after the date of this Agreement and before such termination there shall have been publicly announced or otherwise communicated to Parent GP, VLI GP, the senior management or unitholders of VLI a proposal for the acquisition by a third party of 10% or more of the consolidated assets (including stock of its Subsidiaries) of VLI and its Subsidiaries, taken as a whole, or of 10% or more of its total voting power, whether by merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution, tender offer or exchange offer or similar transaction or series of related transactions and (C) within 18 months of the such termination VLI or any of its Subsidiaries consummates or enters into any definitive agreement with respect to, or VLI GP or any of its Subsidiaries recommends that its respective unitholders or stockholders approve, adopt or accept, a transaction or series of related transactions contemplated by clause (B), then in the case of a termination, VLI shall promptly, but in no event later than one Business Day, after consummation of the transactions contemplated by clause (B), pay KPP, subject to the last sentence of Section 8.2(d), an aggregate amount equal to the VLI Termination Fee by wire transfer of immediately available funds.

(d)                                 The parties hereto acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither party would enter into this Agreement; accordingly, if either party fails promptly to pay any amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against such party for the fee set forth in this Section 8.2, such party shall pay to the other party its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made, notwithstanding the provisions of Section 6.6.  The parties hereto agree that any remedy or amount payable pursuant to this Section 8.2 shall not preclude any other remedy or amount payable hereunder, and shall not be an exclusive remedy, for any willful and material breach of any representation, warranty, covenant or agreement contained in this Agreement. The parties agree that any Kaneb Termination Fee payable hereunder, together with any KSL Termination Fee previously paid under the KSL Merger Agreement, shall not exceed $25 million, and that any VLI Termination Fee payable hereunder, together with any VLI Termination Fee previously paid under the KSL Merger Agreement, shall not exceed $25 million.

8.3                                 Amendment.  This Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors or general partner, as applicable, at any time before or after the KPP Unitholders Approval or the VLI Unitholders Approval, but, after any such approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such unitholders without such further approval.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4                                 Extension; Waiver.  At any time prior to the Effective Times, the parties hereto, by action taken or authorized by boards of directors or general partner, as applicable, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE IX

GENERAL PROVISIONS

9.1                                 Non-Survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, agreements and other provisions, shall survive the Effective Times, except for those covenants, agreements and other provisions contained herein that by their terms apply or are to be performed in whole or in part after the Effective Times and this Article IX.

9.2                                 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or facsimile, upon verbal confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)                                     if to any of the VLI Entities to:

Valero L.P.
One Valero Way
San Antonio, Texas 78249

Attention: Bradley Barron, Esq.

with a copy to:

Andrews Kurth LLP

600 Travis, Suite 4200
Houston, Texas  77002

Attention: Gislar Donnenberg, Esq.

and:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York  10019

Attention: Edward D. Herlihy, Esq.
Lawrence S. Makow, Esq.

(ii)                                  if to the Kaneb Entities to:

2435 North Central Expressway, Suite 700

Richardson, Texas 75080

Attention: Edward D. Doherty

with a copy to:

Fulbright & Jaworski L.L.P.
1301 McKinney, Suite 5100
Houston, Texas  77010

Attention:  John Watson, Esq.

9.3                                 Interpretation.  When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” No provision of this Agreement shall be construed to require VLI, KPP, KPP GP or any of their respective Subsidiaries or affiliates to take or omit to take any action if doing so would violate any applicable obligation (arising in law or equity), rule or regulation.

9.4                                 Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

9.5                                 Entire Agreement; No Third Party Beneficiaries.

(a)                                  This Agreement, the Confidentiality Agreement, the Support Agreement and the exhibits and schedules hereto and the other agreements and instruments of the parties delivered in connection herewith constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(b)                                 This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.7 (which is intended to be for the benefit of the Persons covered thereby).

9.6                                 Governing Law.  This Agreement shall be governed and construed in accordance with the laws of the State of Delaware (without giving effect to choice of law principles thereof).

9.7                                 Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

9.8                                 Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

9.9                                 Submission to Jurisdiction; Waivers.  Each of the VLI Entities and the Kaneb Entities irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns may be brought and determined in the Chancery or other Courts of the State of Delaware, and each of the VLI Entities and the Kaneb Entities hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts.  Each of the VLI Entities and the Kaneb Entities hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

9.10                           Waiver of Jury Trial.  EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11                           Enforcement.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms.  It is accordingly agreed that the parties hereto shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, VALERO L.P., RIVERWALK LOGISTICS, L.P., VALERO GP, LLC, VLI SUB B LLC, KANEB PIPE LINE PARTNERS, L.P. and KANEB PIPE LINE COMPANY LLC have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

VALERO L.P.

By:
Name:
Title:

RIVERWALK LOGISTICS, L.P.

By:
Name:
Title:

VALERO GP, LLC

By:
Name:
Title:

VLI SUB B

By:
Name:
Title:

KANEB PIPE LINE PARTNERS, L.P.

By:
Name:
Title:

KANEB PIPE LINE COMPANY LLC

By:
Name:
Title: